

CSI Communications Systems, Inc.



Annual Report 2004

About Communications Systems, Inc.

Communications Systems, Inc. (AMEX:JCS) provides a growing family of physical and electronic connectivity infrastructure and services for voice, data and video communications. The company's product families include a broad range of copper-based and fiber optic connection devices, digital subscriber line filters and connection devices, structured wiring systems that support Local Area Networks, media conversion devices and switches, and high-resolution display systems used primarily by hospitals and clinics.

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

	2004	2003	2002
Sales	**$110,779**	$102,411	$107,300
Gross Margin	**36,484**	29,462	28,552
Operating Income	**7,364**	4,020	3,940
Net Income	**4,763**	2,717	2,337
Net Income Per Share:			
Basic	**0.58**	0.33	0.28
Diluted	**0.57**	0.33	0.28
Average Common and Potential Common Shares Outstanding	**8,263**	8,186	8,246
Working Capital	**$63,790**	$57,952	$53,122
Total Assets	**$89,481**	$79,096	$88,758
Stockholders' Equity	**$77,051**	$70,838	$68,871

TO OUR SHAREHOLDERS



Curtis A. Sampson
Chairman and
Chief Executive Officer

To sum up Communications Systems, Inc.'s year 2004 in a word . . . Successful. Not sensational . . . despite a 73% increase in earnings per share. Our gains were hard fought in an environment very much unlike CSI's first 19 years as a public company. While we continue to grow, we have yet to reach the levels of the pre-communications industry meltdown.

From 1981 through 2000 revenue growth was steady, diluted earnings per share reached $1.17 in 1997 and dividends were at a peak of $.40 per share in 1999. The new century found the communications industry facing "a day of reckoning." Bankruptcies became more common than successes and the established giants in our industry saw their share prices decline from $50.00 and $80.00 per share to $.50 to $2.00 or $3.00.

While our revenues topped out at $119,720,000 in 2000, our net per share declined to $.75 and the company suspended our dividend after the 7/1/01 dividend until 1/1/03. Revenues and profits bottomed out in 2001 at



$95,105,000 and $.09 per share. 2002 started a recovery that has continued. Despite a $1,500,000 inventory write-off in 2002 caused primarily by the industry collapse, CSI's diversification via four acquisitions, requiring $20,400,000 of cash and $2,244,000 in stock proved to be the engine that has driven the company forward enabling CSI to remain profitable throughout the troublesome years.

The highlight of 2004 was the remarkable recovery of the Suttle Operations which, for CSI's first 30 years, provided most of the capital to build CSI and enable CSI to spin-off two valuable subsidiaries to the shareholders, including Hector Communications Corporation (AMEX: HCT).

Growth in Profitability

CSI recorded its third straight year of increases in net income and net income per share. The 2004 net income of $4,763,000 was double the 2002 results and 75% increase from the 2003 net income of $2,717,000.

Revenues gained only 8% to $110,779,000 or $8,367,000 but costs and expenses were held in check while increasing only $5,025,000 resulting in Operating Income climbing $3,344,000 to $7,364,000. Extensive sourcing of products from SE Asia by four of CSI's business units has contributed to reducing costs as well as retention of certain customers.

Net income per share for 2004 of $.57 easily out-paced the 2003 level of $.33, the 2002 results of $.28 and the scant $.09 per share in 2001.

Dividend Increases

CSI continued to raise its dividends as the Board declared a cash dividend of $.04 paid 1/2/04 and 4/1/04; $.05 paid 7/1/04 and 10/1/04; and $.06 paid 1/3/05. At the Board meeting held March 3, 2005, a dividend of $.07 per share was declared for payment on 4/1/05.

Strong Financial Position

The Balance Sheet of CSI at December 31, 2004 continued to reflect the results of attentive financial management. Cash increased 73% to $25,843,000, a $10,901,000 increase. The Image Systems acquisition completed in 2004 consumed approximately $2,800,000 of cash. The current assets ratio stands at 6.1 to 1, a lofty ratio. The company has no long or short-term debt and equity of $77,051,000.

To sum up Communications Systems, Inc.'s year 2004 in a word . . . successful.

Acquisition Strategy and Product Development

CSI investigated six potential acquisitions in 2004 and one was completed. The other five didn't prove to be appropriate to consummate or were taken off the market by the sellers. Some are still under consideration but none imminent. The inability to acquire a desired product line often gives rise to expanded product development efforts. New products developed by the business units' account for a significant portion of CSI's 2004 sales and are discussed in greater detail in the following Business Unit Review.

Business Unit Review

CSI is a different company today than it was five years ago prior to the meltdown of the communication industry. We have gone primarily from a passive device manufacturer to a manufacturer and sourcing company for both passive and active devices. Our strategy over the last couple of years has been to address the demand for new products for the broadband network solutions. Our focus by business unit is to supply existing and new products to existing and new customers. We made progress in this area and the strategy and focus did pay-off in 2004.

Our Suttle business unit led the way for CSI both in revenue and profit growth. New products generated 33% of Suttle's revenue for 2004. These products included DSL filtering products and next generation network voice/data/video "triple play" products.

CSI's media conversion and network switch segments, Transition Network, and MiLAN, generated revenue of 14% and 27% respectively from new products. Our investment into gigabit Ethernet products by Transition Network and MiLAN provides exceptional value for the service providers.

While we made progress in many areas in our UK business unit, Austin Taylor, 2004 continued to bring challenges, which caused us to take difficult actions. On the positive, the trend to profitable revenue growth was generated by new customers and new products. Approximately 14% of it's sales came from these two areas.

2004 started out as a challenging year for JDL as delays in government technology funding to schools continued from 2003. JDL's efforts of controlling costs and maintaining an excellent relationship with two of their major customers resulted in a profitable year for JDL.

CSI's acquisition of Image Systems in March of 2004 brought us into a new market and new experiences. During the second quarter of 2004, price pressures from major competitors and a change from CRT displays to LCD displays created a challenge for Image System's forecast for 2004. New product revenue for the 9 months of 2004 at Image Systems was 30%.



2005 Outlook

Meeting the challenges of the future for CSI and our business units is to ensure we remain well positioned to capture new growth opportunities. We will do this by continuing to build our customer relationships, continuing to invest in products for higher bandwidth applications such as voice / data / video "triple play" and video and voice over IP (VoIP) and relying on our strong and dedicated team of people at CSI.

All of Communications Systems, Inc.'s employees would like to take this opportunity to thank our shareholders for their continued support.

Sincerely,

Curtis A. Sampson
Chairman and Chief Executive Officer

Jeffrey K. Berg
President and Chief Operating Officer



Jeffrey K. Berg









Michael J. Skucius
Director of Information Services

The Information Services (IS) Department is committed to the support of all CSI's business units by providing effective and efficient automation, information, communications and support services. The IS personnel constantly scans the environment for information technologies, liaisons and partnering opportunities that may have application in our business. In addition, IS establishes and encourages adherence to corporate standards, manages the system, and communicates capabilities and allocates resources to address new business challenges.

Karen J. Nesburg Bleick
Director of Human Resources

CSI's Corporate Human Resources department is dedicated to supporting all divisions with comprehensive human resources programs and policies. We strive toward a high level of communication between employees and managers to ensure an open work environment, a high level of productivity and to make each employee aware of their contribution to their respective divisions. CSI's competitive compensation programs and benefit packages provide for the reward and retention of our valued employees.

Brian R. Lucker
Corporate Controller

The CSI Finance Department's focus is to work closely with each CSI business unit to help them achieve financial goals and objectives. We support the financial decision making process specific to each business unit with timely reporting and analysis. Our goal is to partner with management to maximize profitability, cash flow and return on investment. In addition, we direct and have overall responsibility for the general cost accounting functions, budgetary controls, and SEC and other corporate regulatory filings.

David R. Opsahl
Executive Vice President of Corporate Development

Mr. Opsahl is the newest member of CSI's staff. His initial assignment has been a dual responsibility of Operations Manager of JDL Technologies and assisting in reviewing potential acquisitions.

Prior to joining CSI, Mr. Opsahl was engaged in a 20-year career with ADC Telecommunications Inc., in a series of executive leadership positions. His last position at ADC was Senior Vice President-Professional Services of the Software Systems Division. Previous positions include SVP-Business Unit General Manager, VP-Strategic Marketing for the Integrated Solutions Group, and Director-International Operations for ADC.

Cautionary Statement: This annual report contains forward-looking statements concerning possible or anticipated future financial performance,business activities or plans which are typically preceded by the words "believes," "expects," "anticipates," "intends" or similar expressions. For such forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that such forward-looking statements are subject to risks and uncertainties which could cause actual performance, activities or plans to differ significantly from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: lower sales to RBOC's and other major customers; competitive products and technologies; our ability to successfully reduce operating expenses at certain business units; the general health of the telecom sector; profitability of recent acquisitions; delays in new product introductions; higher than expected expense related to new sales and marketing initiatives; availability of adequate supplies of raw materials and components; fuel prices; and other factors discussed from time to time in the Company's filings with the Securities and Exchange Commission.



David McGraw
President and General Manager

SUTTLE

With a strong focus on growth markets and new customers, Suttle continues to find itself well positioned to deliver on its growth plans for 2005 and beyond.

In 2004, Suttle continued to grow its business due to a concentrated execution in DSL filtering products and by positioning its traditional voice products into new accounts including cable television operators. These factors contributed to Suttle being the 2004 leader in profits for the CSI family of companies.



With a strong DSL presence in the market, Suttle has turned its eyes onto the next generation network deployments. With renewed investment by service providers in networks poised to deliver the Voice / Data / Video - "Triple Play", Suttle is effectively leveraging its reputation as a trusted vendor who can service large accounts with innovative and quality products. Currently participating in multiple FTTP and VoIP deployments with its structured cabling products, Suttle is well positioned to experience continued growth with these products into large and medium sized developments.

Based in Minnesota, Suttle manufactures telecommunications connection products and filtering devices for voice, data, and video applications. In addition to domestic service provider and distribution customers, Suttle continues to see significant growth in the international market with an excellent outlook for 2005 and beyond.



Daniel G. Easter
President and General Manager

TRANSITION networks®

The Conversion Technology Experts

Transition Networks introduced a new 10/100/1000 media converter in 2004 and its sales exceeded all expectations.

The media converters that Transition Networks sells allow customers to migrate their network from old technology to new technology. The need for higher bandwidth is growing due to applications such as video and voice over IP (VoIP) over data networks. This is driving customers to install an increased amount of Gigabit Ethernet (1000 Mbps) in their networks. This new 10/100/1000 converter allows customers to connect existing segments of their network at 10 Mbps and 100 Mbps to the new 1000 Mbps segments.

Service providers are seeking improvements to provide cost-effective and highly functional data services to their customers. IEEE 802.3ah standard opens doors for Ethernet to do just that. Secure and In-Band remotely managed optical Gigabit Ethernet media conversion, coupled with flexible connectivity, bandwidth throttling, and a wide range of monitoring, troubleshooting and reporting features provide an exceptional value for service providers.



Transition Networks is optimistic about the potential for the new 802.3ah compliant 10/100/1000 converters and also about the potential of several other new products that will be launched in 2005.



Thomas J. Lapping
President and General Manager



TECHNOLOGIES

Focusing on large school districts in the vast K-12 education market, JDL Technologies builds network operation centers to monitor, manage and maintain data networks and to ensure that services delivered over the network are available and reliable.

The result of network and services management is a network that delivers quality services to include Internet access, student information systems, on-line curriculum and financial accounting.

JDL has created and manages such a system for the School Board of Broward County, Ft. Lauderdale, the nation's sixth largest school system serving over 274,000 students and 30,000 employees across 270 building locations. This network connects over 110 thousand workstations and printers.

JDL also provides design and project management services for large wiring and cable plant infrastructure projects in addition to other ancillary services to include wireless solutions, voice and video distribution over the Internet Protocol. JDL offers valuable assistance to our clients with expert knowledge on eRate funding for projects and services and works through partners to provide teacher training to implement technology into the teaching practice.



Gary D. Nentwig
President and General Manager

MiLAN
TECHNOLOGY

Milan Technology, is a producer of innovative and cost effective network connectivity solutions for LAN, WLAN, and Media Conversion.

MiLAN's networking solutions facilitate seamless access to information-regardless of time and place. This, in turn, leads to cost savings, process efficiencies, and closer relationships with customers, prospects, business partners, suppliers, and employees. Our products form a firm networking foundation for businesses, university and school district campuses, hotels, and government agencies worldwide. MiLAN's rich tradition of innovation continues today with a full portfolio of dynamic networking products. In FY 2004, MiLAN observed a strong growth in the following product lines:

- **Network Edge Switching: SM801x Series 8-Port L2 Management Switch**
  Targeted at vertical markets such as Education, Government,and Enterprise-Class applications. With its feature-rich software and unique 8-Port plus fiber uplink configuration, the SM801x switches enable MiLAN's customers to deploy voice/data/multi-media to thousands of locations.

- **Media Conversion: Raven & Classic Series Media Conversion Systems**
  MiLAN's media converters make it possible to mix media on a network to optimize price/performance. The Classic and Raven series MediaConversion products provide existing 10/100/1000 copper connected devices with distribution over copper or fiber to remote buildings, workgroups and desktops.



AUSTIN TAYLOR

Austin Taylor Communications Ltd located in Bethesda, North Wales, United Kingdom is a well established manufacturer of telecommunications products which are supplied into numerous markets throughout the World.

The majority of products manufactured at the Bethesda facility are Metal Cabinets and Frames. The AT Net Structured Cabling range of Cat 5e and Cat 6 products are now imported from the Far East, designed to Austin Taylor's specification.

In 2004, two of the larger volume sales products manufactured in Bethesda included:

The 800 pair stainless steel Distribution Cabinet sold into Eircom in Ireland. This Roadside Telecommunications Cabinet contains double doors with heavy duty hinges and latches for security purposes. Volume sales are now well established and will continue throughout 2005.

In addition, Austin Taylor enjoyed volume sales from British Telecom who regularly purchase the High Security Aluminum 19" Swing Frame Cabinet designed to hold close circuit TV equipment. This cabinet is built to exacting high standards with special attention paid to security and internal ventilation to protect the active equipment mounted inside.

It is Austin Taylor's strategy to build upon its manufacturing base, by designing and developing added value metalwork products for developing market sectors. In addition, its expanding distributor base will be serviced with competitively priced products manufactured to Austin Taylor standards in the Far East.



Sion Thomas, Michael Griffith and Paul Gaskell

Management Team

Image SYSTEMS®

3MP Dual-head, Front-Sensor Display System driven by Image Systems' Calibration Feedback System (CFS)


PMH XOI
Ex: 300018363
DX CHEST
Se: 28858/2
Im: 1/1
Mag: 1.0x
Pnncess Margaret Hospital
PATIENT4
034Y M 0000004
Acc: 0000000004
2001 Jan 09

...gists and medical professionals need the highest quality image possible ...ewing medical images generated by modalities such as CT, MRI and Digital ... This "diagnostic-quality" product from Image Systems features two 3-Mega Pixel, ...trast, flat panel displays with integrated front-of-screen luminance sensors. Image ... has developed sophisticated calibration software ...ch keep the display calibrated on a "hands-free" ... the tight requirements of the medical imaging ...ity. New features of CFS include the ability to ... calibration activities even when there is no ...gged on, enhancing compliance to HIPPA ... security requirements. The demand for this ...es from radiology clinics, large hospitals ... care provider systems, and suppliers of ... Archival and Communications Systems) ...uipment manufacturers.



David Sorensen

Vice President of Engineering

Unaudited Quarterly Operating Results

(in thousands, except per share amounts)

2004	March 31	June 30	Sept. 30	Dec. 31
Sales	$25,249	$27,134	$29,21	$29,135
Gross Margins	7,936	9,071	9,977	9,499
Operating Income	1,115	1,603	2,504	2,141
Net Income	723	990	1,538	1,511
Basic Net Income per Share	$.09	$.12	$.19	$.18
Diluted Net Income per Share	$.09	$.12	$.19	$.17

2003	March 31	June 30	Sept. 30	Dec. 31
Sales	$26,575	$24,869	$24,666	$26,300
Gross Margins	7,406	7,415	6,551	8,090
Operating Income	1,184	746	562	1,528
Net Income	723	628	447	919
Basic Net Income per Share	$.09	$0.8	$.05	$.11
Diluted Net Income per Share	$.09	$.08	$.05	$.11

Selected Financial Information

(in thousands, except per share amounts)

Selected Income Statement Data	**2004**	2003	2002	2001	2000
Sales	$110,779	$102,411	$107,300	$95,105	$119,720
Costs and Expenses:					
Cost of Sales	74,295	72,949	78,748	69,602	82,355
Selling, General & Administrative	29,120	25,442	24,612	24,691	29,432
Total Costs and Expenses	103,415	98,391	103,360	94,293	111,787
Operating Income	7,364	4,020	3,940	812	7,933
Other Income (expense), Net	167	315	(45)	225	339
Income Before Income Taxes	7,531	4,335	3,895	1,037	8,272
Income Tax Expense	2,768	1,618	1,558	325	1,600
Net Income	$4,763	$2,717	$2,337	$712	$6,672
Basic Net Income Per Share	$.58	$.33	$.28	$.09	$.76
Diluted Net Income Per Share	$.57	$.33	$.28	$.09	$.75
Cash Dividends Per Share	$.19	$.16	$.04	$.30	$.40
Average Common and Potential Common Shares Outstanding	8,263	8,186	8,246	8,365	8,865

Selected Balance Sheet Data					
Total Assets	$89,481	$79,096	$88,758	$88,012	$93,198
Property, Plant and Equipment, Net	7,040	5,832	7,425	8,137	10,106
Working Capital	63,790	57,952	53,122	51,303	45,486
Stockholders' Equity	77,051	70,838	68,871	67,308	71,267

Common Stock Information

The Company's common stock is traded on the American Stock Exchange ("AMEX") under the trading symbol JCS.

The table below presents the range of high and low trading prices for the Company's stock for 2004 and 2003 as reported by AMEX.

	2004		2003	
Quarter	High	Low	High	Low
First	$8.97	$7.75	$8.50	$6.40
Second	9.24	7.66	8.35	6.95
Third	8.40	7.55	8.38	7.55
Fourth	12.74	8.25	8.04	6.76

Information as filed with the Securities and Exchange Commission on Form 10-K is included in the pocket of this report.



Paul N. Hanson
Chief Financial Officer, Vice President of Finance, Treasurer and Secretary



Compensation Committee
Gerald Pint, Luella G. Goldberg and Fred Green



Governance and Nominating Committee
Luella G. Goldberg, Gerald Pint and Paul Anderson



Finance Committee
Standing: Curtis Sampson, Paul Hanson, Wayne Sampson.
Seated: Randy Sampson and Edwin Freeman.



Audit Committee
Luella G. Goldberg, Edwin Freeman and Paul Anderson

Board of Directors

Curtis A. Sampson	*Chairman and Chief Executive Officer*
Paul J. Anderson	*Private Investor*
Edwin C. Freeman	*Vice President and General Manager Bro-tex, Inc.*
Luella Gross Goldberg	*Director of several corporations*
Frederick M. Green	*President and Chief Executive Officer Ault Incorporated*
Gerald D. Pint	*Retired Vice President, Telecom Systems Group, 3M Company*
Randall D. Sampson	*President and Chief Executive Officer Canterbury Park Holding Corporation*
Wayne E. Sampson	*Private Investor*

Officers

Curtis A. Sampson*	*Chairman and Chief Executive Officer*
Jeffrey K. Berg*	*President and Chief Operating Officer*
Paul N. Hanson*	*Chief Financial Officer, Vice President of Finance, Treasurer and Secretary*
David R. Opsahl*	*Executive Vice President of Corporate Development*
Daniel G. Easter	*President and General Manager Transition Networks, Inc.*
Thomas J. Lapping	*President and General Manager, JDL Technologies, Inc.*
Sion Thomas Michael Griffith Paul Gaskell	*Management Team, Austin Taylor Communications, Ltd.*
David T. McGraw	*President and General Manager, Suttle*
Gary D. Nentwig	*President and General Manager, MiLAN*
Brian R. Lucker	*Controller*
Michael J. Skucius	*Director of Information Services*
Karen J. Nesburg Bleick	*Director of Human Resources*

* Corporate Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number: 001-31588

COMMUNICATIONS SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0957999**
(State or other jurisdiction of incorporation or organization)	(Federal Employer Identification No.)

213 South Main Street
Hector, MN 55342
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (320) 848-6231

Securities registered pursuant to Section 12(b) of the Act (effective January 27, 2003):

Title of each class	Name of each exchange on which registered
Common Stock, $.05 par value	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES [ ] NO [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (shareholders other than officers and directors) was approximately $53,062,000 based upon the closing sale price of the Company's common stock on the American Stock Exchange ("AMEX") on June 30, 2004.

As of March 15, 2005 there were outstanding 8,535,926 shares of the Registrant's common stock.

Documents Incorporated by Reference: Portions of the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on May 24, 2005 are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

(a) GENERAL DEVELOPMENT OF BUSINESS

Communications Systems, Inc. (herein collectively called "CSI", "our" or the "Company") is a Minnesota corporation organized in 1969 which operates directly and through its subsidiaries located in the United States, Costa Rica and the United Kingdom. CSI is principally engaged in the manufacture and sale of modular connecting and wiring devices for voice and data communications, digital subscriber line filters, structured wiring systems and the manufacture of media and rate conversion products for telecommunications networks. CSI also provides network design, training services, general contracting of infrastructure installations, provisioning of high-speed internet access and maintenance support of network operation centers for K-12 schools.

In 2002, the Company acquired through a newly formed subsidiary, MiLAN Technology Corporation, substantially all the assets of the MiLAN division of Digi International Inc. for approximately $8,100,000 in cash. MiLAN, located in Sunnyvale, California, is a manufacturer of media and rate conversion products, which permit telecommunications networks to move information between copper-wired equipment and fiber-optic cable. In addition, MiLAN is also a supplier of wireless access points, bridges and other networking products. The acquisition was accounted for as a purchase and operations of MiLAN have been included in consolidated operations from March 25, 2002.

Effective March 24, 2004, the Company acquired substantially all the outstanding shares of Image Systems Corporation for a cash purchase price per share of approximately $2.8 million. Image Systems Corporation (Image Systems), located in Minnetonka, Minnesota designs, manufactures and markets high-resolution display solutions and accessories for customers in the medical imaging market or for other customers who have stringent and or unique display requirements. In addition, Image Systems has been a premier developer of video graphics products since 1988. The proforma effects of the Image Systems Corporation acquisition on our consolidated financial statements were not material to the Company's consolidated financial statements. The acquisition and operations of Image Systems are included in the Company's consolidated financial results from the purchase date, March 24, 2004.

Additional information on these acquisitions can be found in subparagraphs (c)(1)(ii), (c)(1)(iii) and (c)(1)(iv) under Item 1 herein, in "Acquisitions and Dispositions" under Item 7, Management's Discussion and Analysis and in Note 8 of Notes to Consolidated Financial Statements under Item 8, herein.

The Company maintains a website at www.commsystems.com. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our periodic reports on Form 8-K (and any amendments to these reports) are available free of charge by linking from our website to the Securities & Exchange Commission website.

(b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The Company classifies its businesses into five segments: Suttle, which manufactures U.S. standard modular connecting and wiring devices for voice and data communications; Austin Taylor, which manufactures British standard line jacks, patch panels, wiring harness assemblies, metal boxes, distribution cabinets and distribution and central office frames; Transition Networks/ MiLAN Technology, subsidiaries that design and market data transmission, computer network and media conversion products and print servers; and JDL Technologies, (JDL), which provides telecommunications network design, specification and training services to educational institutions; Other which principally consist of Image Systems Corporation, (high-resolution display solutions and accessories for customers in the medical imaging market) and non-allocated corporate general and administrative expenses. Further information regarding operations in the various segments is set forth in Note 10 of the Notes to Consolidated Financial Statements under Item 8, herein.

(c) NARRATIVE DESCRIPTION OF BUSINESS

(1) Information Regarding Business Segments

(i) Suttle

Suttle manufactures and markets connectors and wiring devices for voice, data and video communications under the "Suttle" brand name in the United States (U.S.) and internationally. Suttle also manufactures a line of high performance fiber-optic connectors, interconnect devices and fiber cable assemblies for the telecommunications, computer and electronics markets. Substantially all of Suttle's products are manufactured at its plants in Hector, Minnesota (Suttle Apparatus Minnesota Division), and San Jose, Costa Rica (Suttle Costa Rica, S.A.). Certain products are purchased from offshore contract manufacturers from offshore sources. Segment sales were $40,114,000 in 2004, or 36% of consolidated revenues and $32,900,000 in 2003, or 32% of consolidated revenues.

Products

Suttle's products are used in on-premise connection of telephones, data terminals and related equipment. The product line consists primarily of modular connecting devices and includes numerous types of jacks, connecting blocks and assemblies, adapters, cords and related equipment, which are offered in a variety of colors, styles and wiring configurations. Most of the products are used in voice applications, but Suttle continues to develop an expanding line of products for data network applications. A significant portion of Suttle's revenues is derived from sales of a line of corrosion-resistant connectors, which utilize a water-resistant gel to offer superior performance in harsh environments. Station apparatus products generally range in price from $0.70 to $25.00 per unit. A majority of Suttle's sales volume, both in units and revenues, is derived from products selling for under $5.00 per unit.

Suttle produces high performance fiber-optic connectors, interconnect devices and fiber cable assemblies that are used in high-speed fiber-optic networks and local area network connections. Suttle's patented Quick Term ™ fiber optic connector significantly reduces installation time and costs associated with making fiber connections. By eliminating the need for a curing oven, the product reduces field installation time for this process from 20 minutes to 2 minutes. Suttle's fiber-optic connector products range in price from $2.50 to $1,500.00.

Suttle is also a manufacturer and seller of DSL (Digital Subscriber Line) filters for home and business applications. Suttle resells DSL filter products procured from offshore sources. These filters permit the user to receive both analog and digital signals simultaneously and allow a single telephone line to support uninterrupted voice, fax and internet capabilities.

Markets and Marketing

Suttle competes in all major areas of the telecommunications connector market utilizing modular four, six and eight conductor jacks. Customers include the major telephone companies (frequently referred to as "RBOCs" such as Verizon Logistics, Bell South, SBC Communications, and Qwest), other telephone companies, electrical contractors, interconnect companies and original equipment manufacturers and retailers. These customers are served directly through the Suttle's sales staff and through distributors such as Sprint North Supply, Verizon Logistics, Graybar Electric Company, Alltel Supply, KGP and Anixter Communications. As a group, sales to the major telephone companies, both directly and through distribution, were approximately $22,388,000 in 2004 and $18,190,000 in 2003, which represented 56% of Suttle's sales in 2004 and 55% in 2003.

Suttle markets business and network systems products, which are an increasingly important part of its product line. Independent contractors (which include businesses often referred to as "interconnect companies") are engaged in the business of engineering, selling, installing and maintaining telephone equipment for the business community. Suttle markets its products to independent contractors through a network of manufacturer's representatives, through distributors, and through the Company's sales staff. Sales of products for business and network systems accounted for 11% and 14% of Suttle's sales in 2004 and 2003, respectively. These structured cabling products are also helping Suttle penetrate new markets in the data-networking world with education and hospitality/multiple dwelling unit (MDU) projects. These applications utilize a blended solution of wireline and wireless products.

Fiber-optic products are marketed to original equipment manufacturers (OEMs) in the U.S. and internationally through the Suttle sales staff, manufacturers' representatives and a network of distributors. Sales of fiber-optic products accounted for 2% of Suttle's revenues in 2004 and 2003. Sales of DSL products represented 27% of sales in 2004 and 10% in 2003.

The balance of Suttle's sales in 2004 and 2003 were to original equipment manufacturers, non-major telephone companies and international customers. In the communications industry market, sales to telephone companies are made directly or through distributors. Sales to OEM customers are made through a nationwide network of distributors, some of which are affiliates of major telephone companies, and through the Suttle sales staff.

Competition

Suttle encounters strong competition in all its product lines and competes primarily on the basis of the broad lines of products offered, product performance, quality, price and delivery. In addition, distributors of the apparatus products also market products for one or more of these competitors.

Order Book

Suttle manufactures its products on the basis of estimated customer requirements. Outstanding customer orders at March 1, 2005 were approximately $6,777,000 compared to approximately $2,217,000 at March 1, 2004. Because new orders are filled on a relatively short timetable, Suttle does not believe its order book is a significant indicator of future results.

Manufacturing and Sources of Supply

Suttle's products are manufactured using plastic parts, wire sub-assemblies, fasteners, brackets, electronic circuit boards and other components, most of which are fabricated by Suttle. There are multiple sources of supply for the materials and parts required and the Company is not dependent upon any single supplier, except that Suttle's corrosion-resistant products utilize a moisture-resistant gel-filled fig available only from Tyco Electronics. Suttle has not generally experienced significant problems in obtaining its required supplies, although from time to time spot shortages are experienced and additional order lead times are required from the offshore suppliers.

Research and Development; Patents

Suttle continually monitors industry requirements and creates new products to improve its existing connector product line.

Historically, Suttle has generally not relied on patents to protect its competitive position in the station apparatus market. However, duplication of its designs by foreign apparatus manufacturers has caused Suttle to apply for design patents on a number of products.

The Company's "Suttle" brand name is important to its business. Suttle regularly supports this name by trade advertising and believes it is well known in the marketplace.

(ii) Transition Networks

Transition Networks, Inc. located in Eden Prairie, Minnesota, designs, manufactures and markets media converters, baluns, transceivers, network interface cards, and fiber hubs. Transition Networks sells its product through distributors, resellers, integrators, and OEMs. Sales by Transition Networks were $41,058,000 or 37% of consolidated sales in 2004 compared to $37,856,000 or 37% of the "Company's" consolidated sales in 2003. Transition's international sales accounted for 25% of sales or $10,322,000 in 2004, compared to $9,984,000 in 2003 when international sales accounted for 26% of Transition's total sales. Sales to major distributors in 2004 totaled $26,472,000 compared to $23,789,000 in 2003.

Products

Transition Networks designs, produces, and sells media converter devices that make it possible to transmit telecommunications signals between systems using different types of media (for example, between copper and fiber optic networks). These products are used to support legacy systems as customers' networks grow, integrate fiber optics into a network, and extend the reach of networks. Protocols supported include Gigabit Ethernet, Fast Ethernet, Ethernet, Token Ring, T1/E1, DS3, RS232, RS485, ATM, OC3, OC12, 3270, and 5250. The company uses Application Specific Integrated Circuits (ASIC) for development of some products, but is also uses integrated circuits for the development of new products. Product hardware and software development is done internally. The software that Transition Networks utilizes to manage its products is provided free with the product. Transition Networks product development is focused on hardware, with software developed to support hardware sales.

Manufacturing and Sources of Supply

Transition Networks outsources approximately 15% of its products which are manufactured offshore, principally in the Far East. The balance of its products are produced in the United States. The offshore sources of supply are subject to certain risks, including foreign currency fluctuations and interference from political sources. The Company has alternate sources of supply for its products and to date has not had problems obtaining necessary supplies.

Markets and Marketing

Transition Networks' products are used in a broad array of markets including enterprise networks, service providers' networks, and industrial environments such as in manufacturing processes. Transition Networks has a broad customer base and applications for its products.

The media conversion product line addresses and is utilized in a variety of applications. The chassis based system, the Point System™, is used primarily in telecommunication closets for high-density applications and when multiple protocols need to be supported. Stand alone media converters are used typically at a workstation or for lower density applications.

Marketing primarily consists of direct marketing utilizing a telesales force, tradeshows, trade magazine advertising, public relations activities, and direct mail. Transition Networks also provides and participates in advertising and cooperative marketing campaigns with distribution partners.

Research and Development

Transition Networks continues to develop products that address the enterprise, service provider, and industrial markets. This includes developing converters for emerging protocols and existing protocols in new markets. Some of these products include DS3, remote management devices, and single fiber products. Some development efforts are paced by the development of critical components such as integrated circuits and optical transceivers.

Research and development consists primarily of testing, equipment and supplies associated with enhancing existing products and developing new products. Research and development costs are expensed when incurred and were $670,000 in 2004 compared to $607,000 in 2003.

Competition

Transition Networks faces strong competition across its entire product line. A large number of competitors exist for the highest volume products in the Ethernet and Fast Ethernet family. Low cost competitors from China and Taiwan are strongest in the developing Asian markets, but have had limited success in the North American market. A deeper penetration of these competitors poses a potential threat to sales and profit margins. Competition also exists from substitutes such as lower cost fiber switches.

Order Book

Outstanding customer orders for Transition Networks products were approximately $956,000 at March 1, 2005 and $1,047,000 at March 1, 2004. Transition Networks fills orders on a relatively short-term basis and therefore does not believe its order book is a significant indicator of future results.

(iii) MiLAN Technology Corporation

MiLAN Technology Corp, located in Sunnyvale, California is a manufacturer of media converter and rate conversion products, which permit telecommunications networks to move information between copper-wired equipment and fiber-optic cable. In addition, MiLAN is also a supplier of wireless access points, bridges and other networking products. Results of operations of MiLAN have been included in consolidated operations from March 25, 2002. Sales by MiLAN in 2004 totaled $11,386,000 and represented 10% of the "Company's" consolidated sales compared to 2003 sales of $13,146,000 or 13% of consolidated sales.

Products

MiLAN is a supplier of a broad range of networking products of wired and wireless markets. Main product lines include media converters, Ethernet switches and wireless access points and bridges. The Company has been developing and marketing Ethernet based networking products for approximately 12 years. MiLAN continues to develop products that address the enterprise, service provider, and industrial markets and in addition targets specific vertical markets of government and education. Product hardware and software development is performed internally and is expensed when incurred.

Manufacturing and Sources of Supply

MiLAN outsources most of its manufacturing with approximately 85% of its products manufactured offshore, principally in the Far East. These offshore sources of supply are subject to certain risks, including foreign currency fluctuations and interference from political sources. The Company has alternate sources of supply for its products and to date has not had problems obtaining necessary supplies.

Markets and Marketing

MiLAN competes in the wired and wireless networking markets. The wired networking market consists of the media conversion products and the Ethernet switch markets. MiLAN also offers products in the newest and potentially high growth wireless market.

Marketing primarily consists of tradeshows, trade magazine advertising, public relations activities, and direct mail. MiLAN also provides and participates in advertising and cooperative marketing campaigns with distribution partners

Order Book

Outstanding customer orders for MiLAN products were approximately $117,000 as of March 1, 2005 compared to $350,000 as of March 1, 2004. MiLAN does not believe its order book is a significant indicator of future results.

(iv) JDL Technologies, Inc.

JDL Technologies, Inc., located in Edina, Minnesota ("JDL"), provides telecommunications network design, specification, and training services to K-12 educational institutions. JDL focus's on providing services to the top 100 school districts in the United States, including all hardware, software, training, communications and services required to meet the business and educational learning requirements of the individual schools. Sales by JDL for 2004 were $7,969,000 and represented 7% of the "Company's" consolidated sales compared to 2003 sales of $11,868,000 or 12% of consolidated sales. Sales of hardware, software and related equipment totaled $6,324,000 in 2004 or 79% of total JDL sales compared to $5,361,000 in 2003 or 45% of total JDL sales. Training, support and consulting revenue were $1,645,000 and $6,507,000 in 2004 and 2003, respectively.

Order Book

Outstanding customer orders and contracts for JDL products and services were approximately $2,517,000 as of March 1, 2005 and $2,180,000 at March 1, 2004. JDL does not believe its order book is a significant indicator of future results.

(v) Austin Taylor

Austin Taylor Communications, Ltd. manufactures voice and data connectors and related ancillary products at its plant in Bethesda, Wales, U.K. Its product line consists of British standard line jacks, patch panels, data modules, wiring harness assemblies, metal boxes, distribution cabinets and distribution and central office frames. Austin Taylor also manufactures its "AT Net" structured cabling range. Sales by Austin Taylor were $8,029,000, or 7% of the "Company's" consolidated revenues, in 2004 and $6,640,000 or 6% of consolidated revenues in 2003.

Austin Taylor is a vertically integrated manufacturer with metal stamping, metal bending, forming and painting. It also has plastic injection molding and printed circuit board assembly capabilities. Austin Taylor's products are sold direct to customers and through distributors. Approximately 60% of Austin Taylor sales were to United Kingdom customers in 2004 and in 2003.

Outstanding customer orders for Austin Taylor products were approximately $190,000 at March 1, 2005 compared to $450,000 at March 1, 2004. Because Austin Taylor fills new orders on a relatively short timetable, the Company does not believe its order book is a significant indicator of future results.

(2) Employment Levels

As of March 1, 2005 the Company employed 496 people. Of this number, 263 were employed by Suttle (including 122 in Hector, Minnesota and 141 in Costa Rica), 94 by Transition Networks, Inc., 32 by MiLAN Technology., 27 by JDL Technologies, Inc., 14 by Image Systems Corp., 48 by Austin Taylor Communications, Ltd and 18 general and administrative positions. The Company considers its employee relations to be good.

(3) Factors Affecting Future Performance

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Company may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words "believes", "expects", "anticipates", "intends" or similar expressions. For such forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that such forward looking statements are subject to risks and uncertainties which could cause actual performance, activities or plans to differ significantly from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: lower sales to RBOCs and other major customers; competitive products and technologies; our ability to successfully reduce operating expenses at certain business units; the general health of the telecom sector, profitability of recent acquisitions; delays in new product introductions; higher than expected expense related to new sales and marketing initiatives; unfavorable resolution of claims and litigation, availability of adequate supplies of raw materials and components; fuel prices; government funding of education technology spending; and other factors discussed from time to time in the Company's filings with the Securities and Exchange Commission.

(4) Executive Officers of Registrant

The executive officers of the Company and their ages at March 1, 2005 were as follows:

Name	Age	Position[1]
Curtis A. Sampson	71	Chairman of the Board and Chief Executive Officer [1970]
Jeffrey K. Berg	62	President and Chief Operating Officer [2000][2]
Paul N. Hanson	58	Vice President – Finance, Treasurer, Secretary and Chief Financial Officer [1982]
David R. Opsahl	55	Exec.Vice President – Corporate Development [2004][3]
Daniel G. Easter	48	President and General Manager, Transition Networks, Inc. [2000] [4]
Thomas J. Lapping	46	President , JDL Technologies, Inc. [1998][5]
David T. McGraw	53	President and General Manager, Suttle Apparatus Corporation [2002][6]
Gary D. Nentwig	62	President and General Manager, MiLAN Technology Corporation. [2002] [7]

---

1 Dates in brackets indicate period during which officers began serving in such capacity. Executive officers serve at the pleasure of the Board of Directors and are elected annually for one-year terms.

2 Mr. Berg was appointed Chief Operating Officer of Communications Systems, Inc. in November 2000 and named President of the Company in March 2002. Prior to November 2000, Mr. Berg served as President of the Company's Suttle Apparatus Corporation.

3 Mr. Opsahl was appointed Executive Vice President, Corporate Development in June 2004. Mr. Opsahl was President and Owner of a consulting business from July 2003 to May 2004. Prior to May 2004 Mr. Opsahl was Senior Vice President, Professional Services for ADC Telecommunications Inc."

4 Mr. Easter was appointed President of Transition Networks, Inc. in September 2000. From July 1997 to September 2000, he served as Transition Networks Vice President of Sales and Marketing. Prior to July 1997, he was an executive of Allied Telesyn International Corporation in Seattle, WA.

5 JDL Technologies, Inc. was acquired by the Company in 1998. Mr. Lapping founded JDL Technologies, Inc. in 1989.

6 Mr. McGraw was appointed President of Suttle Apparatus Corporation in September 2002. From May 2001 to August 2002, he served as Chief Operating Officer of JDL Technologies, Inc. Prior to May 2001, he was Vice President-General Manager of Precision Diversified Industries in Plymouth, MN.

7 Mr. Nentwig was appointed President of MiLAN Technology Corporation in March 2002 (CSI acquired substantially all assets of MiLAN from Digi International, March 25, 2002) Mr. Nentwig previously served as MiLAN's General Manager.

Messrs. Sampson and Hanson each devote approximately 50% of their working time to the Company's business with the balance devoted to management responsibilities at Hector Communications Corporation ("HCC"), a diversified telecommunications holding company also headquartered in Hector, Minnesota, for which they are separately compensated by HCC.

(d) FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

Financial information about domestic and foreign operations and export sales may be obtained by reference to Note 10 of the "Notes to Consolidated Financial Statements" under Item 8 herein.

ITEM 2. PROPERTIES

The administrative and manufacturing functions of CSI are conducted at the following facilities:

- In Hector, Minnesota the Company owns a 15,000 square foot building where its executive and administrative offices are located.
- Suttle's manufacturing is conducted at two locations. At Hector, Minnesota, the Company owns three plants totaling 68,000 feet of manufacturing space. The Company leases 40,000 square feet of manufacturing space in San Jose, Costa Rica.
- In 2004, the Company acquired a 30,000 square foot facility in Eden Prairie, Minnesota as part of the Image Systems Corporation acquisition. In addition to the Image Systems operations, the facility serves as distribution center for Transition Networks, Inc.
- Austin Taylor Communications, Ltd. owns a 40,000 square foot facility in Bethesda, Wales, U.K.
- Transition Networks, Inc. leases a 20,000 square foot facility in Eden Prairie, Minnesota where its engineering and administrative operations are conducted.
- JDL Technologies, Inc. leases an 11,000 square foot facility in Edina, Minnesota where its operations are located.
- MiLAN Technology Corporation leases a 24,000 square foot facility in Sunnyvale, California, where its business and distribution operations are conducted.
- The Company owns a 35,000 square foot building in Lawrenceville, Illinois. This facility is currently leased to other tenants.

CSI believes these facilities will be adequate to accommodate its administrative, manufacturing and distribution needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

A former officer of one of the Company's subsidiaries has challenged the Company's determination of the retirement benefit payable to be provided to the former officer. The former officer has asserted that, in addition to the retirement benefit the Company has provided, the Company should also provide a supplemental retirement benefit of approximately $100,000 per year to the former officer based on language in his employment contract with the subsidiary and a related letter delivered by the Company when the former officer entered into the employment contract. The Company has denied the former officer's claim for a supplemental retirement benefit. While the former officer has threatened to commence a lawsuit with respect to his claim, as of the date of this report, the Company has not received any formal notice that legal proceedings have been started. If the former officer initiates legal action, the Company will vigorously defend against any claims that may be asserted.

The Company is not aware of any other material litigation or other claims presently pending against the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) MARKET INFORMATION

Effective January 27, 2003 the Company began trading its common stock on the American Stock Exchange ("AMEX") under the trading symbol JCS. Prior to January 27, 2003 the Company's common stock was traded in the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The table below presents the price range of high and low trades of the Company's common stock for each quarterly period indicated as reported by AMEX for 2004 and 2003. These prices indicate inter-dealer prices without retail markup, markdowns or commissions:

	2004		2003	
	High	Low	High	Low
First	$8.97	$7.75	$8.50	$6.40
Second	9.24	7.66	8.35	6.95
Third	8.40	7.55	8.38	7.55
Fourth	12.74	8.25	8.04	6.76

(b) HOLDERS

At March 1, 2005 there were approximately 740 holders of record of Communications Systems, Inc. common stock.

(c) DIVIDENDS

Quarterly dividends of $.04 per share were paid at the beginning of each of the four fiscal quarters in 2003. In 2004, a $.04 per share quarterly dividend was paid in the first and second quarters, and increased to dividends of $.05 and $.06 per share in the third and fourth quarters, respectively. A $.07 per share quarterly dividend was declared by the Board of Directors in the first quarter of 2005 payable April 1, 2005.

(d) RECENT SALES OF UNREGISTERED SECURITIES

Not applicable.

(e) REPURCHASES OF ISSUER'S EQUITY SECURITIES

The registrant repurchased 48 shares of its common stock totaling $540 during the fourth quarter of 2004. At December 31, 2004, the Company was authorized to purchase in accordance with Rule 10b-18 282,433 shares of its common stock pursuant to Board authorizations granted in November 2002.

ITEM 6. SELECTED FINANCIAL DATA

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
SELECTED FINANCIAL INFORMATION
(in thousands except per share amounts)

	Year Ended December 31				
	2004	**2003**	**2002**	**2001**	**2000**
Selected Income Statement Data					
Sales (2)	$ 110,779	$ 102,411	$ 107,300	$ 95,105	$119,720
Costs and Expenses:					
Cost of Sales	74,295	72,949	78,748	69,602	82,355
Selling, General and Administrative Expenses	29,120	25,442	24,612	24,691	29,432
Total Costs and Expenses	103,415	98,391	103,360	94,293	111,787
Operating Income (1) (2)	7,364	4,020	3,940	812	7,933
Other income (expense), Net	167	315	(45)	225	339
Income Before Income Taxes (1) (2)	7,531	4,335	3,895	1,037	8,272
Income Tax Expense	2,768	1,618	1,558	325	1,600
Net Income (1) (2)	$ 4,763	$ 2,717	$ 2,337	$ 712	$ 6,672
Basic Net Income Per Share (1) (2)	$ .58	$ .33	$ .28	$ .09	$ .76
Diluted Net Income Per Share (1) (2)	$ .57	$ .33	$ .28	$ .09	$ .75
Cash Dividends Per Share	$ .19	$ .16	$ .04	$ .30	$ .40
Average Common and Potential Common Shares Outstanding	8,263	8,186	8,246	8,365	8,865
Selected Balance Sheet Data					
Total Assets	$ 89,481	$ 79,096	$ 88,758	$ 88,012	$ 93,198
Property, Plant and Equipment, Net	7,040	5,832	7,425	8,137	10,106
Stockholders' Equity	77,051	70,838	68,871	67,308	71,267

(1) 2004, 2003 and 2002 amounts benefited from the implementation of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as disclosed in Note 9 of the consolidated financial statements, included in Item 8.

(2) 2004, 2003 and 2002 amounts include results from the acquisition of MiLAN Technology Corporation in March 2002 and 2004 include the results from Image Systems Corporation acquisition in March of 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Communications Systems, Inc. (herein collectively called "CSI", "our" or the "Company") is a Minnesota corporation organized in 1969 which operates directly and through its subsidiaries located in the United States, Costa Rica and the United Kingdom. CSI is principally engaged in the manufacture and sale of modular connecting and wiring devices for voice and data communications, digital subscriber line filters, structured wiring systems and the manufacture of media and rate conversion products for telecommunications networks. CSI also provides network design, training services, general contracting of infrastructure installations, provisioning of high-speed internet access and maintenance support of network operation centers for K-12 schools.

Critical Accounting Policies

Allowance for Doubtful Accounts: We record a provision for doubtful accounts receivable based on specific identification of doubtful accounts. This involves a degree of judgement based on discussion with our internal sales and marketing groups, our customer base and the examination of the financial stability of our customers. There can be no assurance that our estimates will match actual amounts ultimately written off. During periods of downturn in the market for our products or economic recession, a greater degree of risk exists concerning the ultimate collectability of our accounts receivable due to the impact that these conditions might have on our customer base.

Sales Returns: An allowance is established for possible return of products, rebates and advertising allowances. The amount of the allowance is an estimate, which is based on historical ratios of returns to sales, the historical average length of time between the sale and the return and other factors. Though management considers these allowances adequate and proper, changes in customers' behavior versus historical experience or changes in the Company's return policies are among the factors that would result in materially different amounts for this item.

Inventory Valuation: The Company's inventories are valued at the lower of cost or market. Reserves for overstock and obsolescence are estimated and recorded to reduce the carrying value to estimated net realizable value. The amount of the reserve is determined based on projected sales information, plans for discontinued products and other factors. Though management considers these reserves adequate and proper, changes in sales volumes due to unexpected economic or competitive conditions are among the factors that could materially affect the adequacy of this reserve.

Income Taxes: We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating the Company's current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be realized from future taxable income. The valuation allowance for deferred income tax benefits is determined based upon the expectation of whether the benefits are more likely than not to be realized.

Warranty: We provide a standard product warranty program for our product lines and a five year warranty on certain equipment purchased from two vendors and installed at our customer locations. We provide reserves for the estimated cost of product warranties at the time revenue is recognized. We estimate the costs of our warranty obligations based on our warranty policy or applicable contractual warranty, our historical experience of known product failure rates, our vendors' experience and use of materials and service delivery costs incurred in correcting product failures. Management reviews the estimated warranty liability on a quarterly basis to determine its adequacy. Though management considers these balances adequate and proper, changes in the Company's warranty policy or a significant change in product defects versus historical experience are among the factors that could result in materially different amounts for this item.

Goodwill Impairment: Beginning in 2002, goodwill is required to be evaluated annually for impairment, according to SFAS No. 142, Goodwill and Other Intangible Assets. The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded. As of December 31, 2004, 2003 and 2002 the Company had net goodwill of $5,264,000, $5,254,000 and $5,254,000, respectively. Carrying amounts of goodwill by segment as of December 31, 2004 is as follows: Suttle $1,198,000; Transition Networks/MiLAN Technology $3,362,000; JDL Technologies $704,000.

The Company believes that accounting estimates related to goodwill impairment are critical because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues.

Revenue Recognition: The Company recognizes revenue when the earnings process is complete, evidenced by persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Related to the Suttle, Austin Taylor, and Transition Networks and MiLAN Technology segments, the earning process completion is evidenced through the shipment of goods as the terms these segments are FOB shipping point and the risk of loss is transferred upon shipment and they are have no significant obligations subsequent to that point. Other than the sales returns as discussed above, there are not significant estimates related to revenue recognition for these segments. JDL Technologies, Inc Segment (JDL) records revenue on hardware, software and related equipment sales and installation contracts when the products are installed and accepted by the customer. JDL records revenue on service contracts on a straight-line basis over the contract period, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern. Each contract is individually reviewed to determine when the earnings process is complete.

Foreign Currency Translation: Assets and liabilities of the foreign subsidiary are translated to U.S. dollars at year-end rates, and the statements of operations are translated at average exchange rates during the year. Translation adjustments arising from the translation of the foreign affiliates' net assets into U.S.dollars are recorded in other comprehensive income.

Results of operations

2004 Compared to 2003

Consolidated sales in 2004 increased 8% to $110,779,000 compared to $102,411,000 in 2003. The 2004 revenues include $2,224,000 in sales contributed from the Image Systems business unit, which was acquired in March 2004. Image Systems incurred a $265,000 operating loss in 2004. Consolidated operating income in 2004 increased to $7,364,000 compared to operating income of $4,020,000 in 2003. The Company's core business units providing broadband products, Digital Subscriber Line (DSL) products and media conversion and network switching products provided the revenue and earnings growth in 2004 compared to 2003.

Suttle's sales increased 22% to $40,114,000 in 2004 as compared to $32,900,000 in 2003. Sales to customers in the United States (U.S.) in 2004 increased 20% to $38,430,000 from $31,976,000 in 2003. Suttle's sales increases are attributable to increases in capital spending by telecommunications industry companies and in particular the former Regional Bell Operating Company (RBOC) customers. Sales to the RBOC's increased 23% to $22,388,000 in 2004 from $18,190,000 in 2003 which represent 55% of Suttle's U.S. customer sales in 2004 and 2003. Sales to distributors, original equipment manufacturers (OEMs), and electrical contractors increased to $9,554,000 in 2004 compared to $7,441,000 in 2003. Suttle also provided contract manufacturing services to one company, which generated revenues of approximately $2,550,000 in 2004 and $3,400,000 in 2003.

Suttle's gross margins increased 50% to $9,961,000 in 2004 compared to $6,611,000 in 2003. Gross margin as a percentage of sales improved to 24% in 2004 from 20% in 2003. The gross margin percentage increase was due to increased business volumes, cost reductions gained by shifting more manufacturing to the lower cost plant in Costa Rica and from outsourcing the manufacturing of certain products to Asia. Suttle is utilizing offshore manufacturing arrangements in the Pacific Rim to strengthen the competitive position of traditional products and its DSL line filter business. Selling, general and administrative expenses increased to $5,201,000 in 2004 compared to $4,597,000 in 2003 due to increased sales and marketing costs. Suttle's operating income increased to $4,760,000 in 2004 compared to operating income of $2,014,000 in 2003.

Austin Taylor's sales increased in 2004 to $8,029,000 compared to $6,640,000 in 2003 reflecting an increase in sales to several key United Kingdom (U.K.) telecommunications customers. Austin Taylor reported a gross margin of $275,000 in 2004 compared to a negative gross margin of $288,000 in 2003. The increase in gross margin was principally due to higher business volumes and reductions in manufacturing and overhead costs. Austin Taylor is also utilizing offshore manufacturing arrangements in the Pacific Rim to strengthen the competitive position of their product line. Selling, general and administrative expenses decreased $553,000 in 2004 due to lower selling and administrative costs. Severance costs relative to workforce reductions incurred in 2003 were approximately $420,000. No such costs were incurred in 2004. Austin Taylor's operating loss in 2004 was $450,000 in 2004 compared to an operating loss of $1,566,000 in 2003.

Transition Networks / MiLAN Technology segment sales increased to $52,443,000 in 2004 compared to $51,002,000 in 2003. Combined segment sales to international customers were $10,553,000 representing 20% of total segment sales in 2004 compared to $11,816,000 or 22% in 2003. Gross margin increased to $21,174,000 in 2004 from $18,584,000 in 2003. Gross margin as a percentage of sales was 40% in 2004 compared to 36% in 2002. The gross margin increase was due to higher business volumes and reductions in material and product component cost reductions from vendors. Selling, general and administrative expenses increased to $16,640,000 in 2004 compared to $14,260,000 in 2003 due to higher sales and marketing expenses including incentives, promotional costs and additional sales staff. Selling, general and administrative expenses as a percentage of sales were 32% in 2004 and 28% in 2003. Operating income was $4,533,000 in 2004 compared to $4,325,000 in 2003.

JDL Technologies, the Company's technology consulting segment for the education market, sales decreased to $7,969,000 in 2004 compared to $11,868,000 in 2003. Computer and network hardware sales represented $4,113,000 or 52% of total JDL revenues in 2004 compared to $5,361,000 or 45% of total revenue in 2003. Consulting, training and support and connectivity services were $3,856,000 or 48% of total 2004 sales compared to $6,507,000 or 55% of total sales in 2003. Gross margin in 2004 was $4,199,000 or 53% compared to $4,554,000 or 38% in 2003. The gross margin as a percentage of sales increased due to higher margin sales of connectivity and consulting services to client school districts. Selling, general and administrative expenses decreased to $3,015,000 in 2004 compared to $3,454,000 in 2003 due primarily to lower administrative and sales staffing expenses. Operating income remained consistent at $1,184,000 in 2004 compared to $1,100,000 in 2003

Consolidated investment and other income decreased $184,000 in 2004 compared to 2003. The Company realized a net gain of approximately $280,000 on disposal of non-operating assets upon termination of all production in Puerto Rico in the second quarter of 2003 which was recorded as other income. Investment income increased by $96,000 in 2004 compared to 2003. Interest expense (and related line of credit fees) decreased by $35,000 in 2004 compared to 2003 due to a decrease in annual average borrowings on a line of credit and a lower effective interest rate. Consolidated income before income taxes increased to $7,531,000 in 2004 compared to $4,335,000 in 2003. The Company's annualized effective income tax rate was approximately 37% in 2004 and 2003. Consolidated net income in 2004 increased to $4,763,000 compared to $2,717,000 in 2003.

2003 Compared to 2002

Consolidated sales in 2003 decreased 5% to $102,411,000 from sales of $107,300,000 in 2002. Consolidated gross margins increased by 3% in 2003 to $29,462,000 compared to $28,552,000 in 2002. Consolidated operating income increased to $4,020,000 in 2003 compared to $3,940,000 in 2002. Consolidated net income increased to $2,717,000 in 2003 or $.33 per diluted share compared to $2,337,000 or $.28 in 2002.

On March 25, 2002 the Company acquired substantially all the assets of the MiLAN division of Digi International (NASDAQ: DGII) in an all cash transaction valued at approximately $8,100,000. MiLAN is a growing provider of wireless telecommunications products, LAN switches, media conversion products and print servers. 2003 MiLAN sales were $13,146,000 compared to $10,503,000 in 2002.

Suttle's sales were $32,900,000 in 2003 as compared to $33,159,000 in 2002. Sales to customers in the United States (U.S.) in 2003 increased 1% to $31,796,000 from $31,383,000 in 2002. Suttle's sales increases are attributable to increases in capital spending by telecommunications industry companies and in particular the former Regional Bell Operating Company (RBOC) customers. Sales to the RBOC's increased 9% to $18,190,000 in 2003 from $16,687,000 in 2002 which represent 55% and 50% of Suttle's U.S. customer sales in 2003 and 2002, respectively. Sales to distributors, original equipment manufacturers (OEMs), and electrical contractors decreased to $7,441,000 in 2003 compared to $9,779,000 in 2002. Suttle's international sales decreased to $1,104,000 in 2003 compared to $1,776,000 in 2002. Suttle also provide contract manufacturing services to one company, which generated revenues of approximately $3,400,000 in 2003 and $1,500,000 in 2002.

Suttle's gross margins increased 28% to $6,611,000 in 2003 compared to $5,148,000 in 2002. Suttle recorded a write down of excess and slow-moving inventory approximating $1,700,000 in 2002. Gross margin as a percentage of sales improved to 20% in 2003 from 16% in 2002. The gross margin percentage increase was due to the effect of the 2002 writedown of excess and slow-moving inventory and to cost and workforce reduction measures implemented in 2003. The Company has downsized operations by closing two of three manufacturing facilities in Puerto Rico in 2002 and its final building in May 2003 to align production capacities and overhead with current business volumes. Suttle is also utilizing offshore manufacturing arrangements in the Pacific Rim to strengthen the competitive position of traditional products and its DSL line filter business. Suttle's operating income increased to $2,014,000 in 2003 compared to an operating loss of $710,000 in 2002.

Austin Taylor's sales decreased in 2003 to $6,640,000 compared to $7,138,000 in 2002 reflecting a decline in sales to several key United Kingdom (U.K.) telecommunications customers. Austin Taylor reported negative gross margin of ($288,000) in 2003 compared to $691,000 in 2002. The decline in gross margin was principally due to increased pricing competition, lower business volumes and excess manufacturing and overhead capacity. Severance costs relative to workforce reductions incurred in 2003 were approximately $420,000. Selling, general and administrative expenses increased $209,000 in 2003 due to higher selling and marketing costs. Austin Taylor's operating loss in 2003 was $1,566,000 in 2003 compared to an operating loss of $377,000 in 2002.

Transition Networks / MiLAN Technology segment sales increased to $51,002,000 in 2003 compared to $49,010,000 in 2002. Sales for this segment include $13,146,000 in 2003 and $10,503,000 in 2002 contribution from MiLAN Technology, the assets of which CSI purchased from Digi International on March 25, 2002. Transition Networks sales were $37,856,000 in 2003 compared to $38,507,000 in 2002. Combined segment sales to international customers were $11,186,000 representing 22% of total segment sales in 2003 compared to $12,518,000 or 26% in 2002. Gross margin increased to $18,584,000 in 2003 from $16,887,000 in 2002. Gross margin as a percentage of sales was 36% in 2003 compared to 34% in 2002. Gross margins in 2002 were adversely affected by the sale of inventory acquired in the MiLAN acquisition, which had lower margins. Selling, general and administrative expenses increased to $14,260,000 in 2003 compared to $12,528,000 in 2002 due to higher selling and marketing expenses. Selling, general and administrative expenses as a percentage of sales were 28% in 2003 and 26% in 2002. Operating income was $4,325,000 in 2003 compared to $4,359,000 in 2002.

JDL Technologies, the Company's technology consulting segment for the education market, sales decreased to $11,868,000 in 2003 compared to $17,992,000 in 2002. Several major projects were delayed due to processing problems of applications for funds from the federal government's E-Rate program. Computer and network hardware sales represented $5,361,000 or 45% of total JDL revenues in 2003 compared to $13,155,000 or 73% of total revenue in 2002. Consulting, training and support were $6,507,000 or 55% of total 2003 sales compared to $4,837,000 or 27% of total sales in 2002. Gross margin in 2003 was $4,554,000 or 38% compared to $5,825,000 or 32% in 2002. Increased sales of higher margin consulting and training services produced a higher gross margin percentage in 2003 compared to 2002. Selling, general and administrative expenses remained consistent at $3,454,000 in 2003 compared to $3,424,000 in 2002. Operating income decreased to $1,100,000 in 2003 compared to $2,401,000 in 2002

Consolidated investment and other income increased $160,000 in 2003 compared to 2002. The Company realized a net gain of approximately $280,000 on disposal of non-operating assets upon termination of all production in Puerto Rico in the second quarter of 2003 which was recorded as other income. Interest expense decreased by $201,000 in 2003 compared to 2002 due to a decrease in annual average borrowings on a line of credit and a lower effective interest rate. Income before income taxes increased by $441,000 to $4,335,000 compared to $3,894,000 in 2002. The Company's annualized effective income tax rate is approximately 37% in 2003 compared to 40% in 2002. The reduction in the effective income tax rate in 2003 is due to the utilization of available tax credits and income exclusions. Net income in 2003 increased $381,000 to $2,717,000 compared to $2,336,000 in 2002.

Acquisitions and Dispositions

Effective March 24, 2004, the Company acquired substantially all the outstanding shares of Image Systems Corporation for a cash purchase price per share of approximately $2.8 million. Image Systems Corporation, located in Minnetonka, Minnesota designs, manufactures and markets high-resolution display solutions and accessories for customers in the medical imaging market or for other customers who have stringent and or unique display requirements. In addition, Image Systems has been a premier developer of video graphics products since 1988. The proforma effects of the Image Systems Corporation acquisition on our consolidated financial statements were not material to the Company's consolidated financial statements. The acquisition and operations of Image Systems are included in the Company's consolidated financial results from the purchase date March 24, 2004.

Effective March 25, 2002, the Company acquired substantially all the assets of the MiLAN division of Digi International, Inc. for approximately $8,100,000 in cash. MiLAN, located in Sunnyvale, California is a manufacturer of media and rate conversion products, which permit telecommunications networks to move information between copper-wired equipment and fiber-optic cable. In addition, MiLAN is also a supplier of wireless access points, bridges and other networking products. The acquisition was accounted for as a purchase and operations of MiLAN have been included in consolidated financial results March 25, 2002.

The acquisitions the Company has made over the past several years have served to expand the Company's product offerings and customer base in both U.S. and international markets. The Company is a growth-oriented manufacturer of telecommunications connecting and networking devices. The Company is continuing to search for acquisition candidates with products that will enable the Company to better serve its target markets.

Effects of Inflation

Inflation has not had a significant effect on operations. The Company does not have long-term production or procurement contracts and has historically been able to adjust pricing and purchasing decisions to respond to inflationary pressures.

European Currency

The introduction of the Euro has not had a material effect on its business at this time. The United Kingdom, where Austin Taylor is located, is not among the countries converting to the Euro. The Company does not conduct significant business in other participating European nations, nor does it hold assets valued in other European currencies. The Company will continue to monitor the European currency situation and take action as required.

Liquidity and Capital Resources

At December 31, 2004, the Company had approximately $25,843,000 of cash and cash equivalents compared to $14,941,000 of cash and cash equivalents at December 31, 2003. The Company had current assets of approximately $76,220,000 and current liabilities of $12,430,000 at December 31, 2004 compared to current assets of $66,210,000 and current liabilities of $8,258,000 at the end of 2003. The increase in working capital was primarily due to improved 2004 operations and cash flow from operations.

Cash flow provided by operating activities was approximately $14,631,000 in 2004 compared to $4,572,000 provided by operations in 2003. The increase was primarily due to the Company's improved profitability, decreased accounts receivable and inventory levels and an increase in trade and income tax payable levels and accrued liabilities.

Investing activities used $4,621,000 of cash in 2004 compared to cash used in investing activities in 2003 of $1,208,000. The Company purchased substantially all the assets of Image Systems Corporation for approximately $2,800,000 in cash in the first quarter of 2004 financed through internal cash flows. Cash investments in new plant and equipment totaled $1,977,000 in 2004 compared to $715,000 in 2003. The Company expects to invest approximately $1,500,000 on capital additions in 2005.

Net cash provided by financing activities was $1,001,000 in 2004 compared to net cash used in financing activities of $8,269,000 in 2003. Cash dividends paid on common stock totaled $1,399,000 in 2004 and $1,307,000 in 2003. Proceeds from common stock issuances, principally exercises of employee stock options, totaled approximately $2,408,000 in 2004 and $135,000 in 2003. The Company purchased and retired 1,000 and 14,000 shares of its stock in open market transactions during 2004 and 2003 respectively. Board authorizations are outstanding to purchase approximately 282,000 additional shares. The Company may purchase and retire additional shares in 2005 if warranted by market conditions and the Company's financial position. The Company paid down the outstanding balance of its line of credit of $7,000,000 in the first quarter of 2003. There have been no further advances on the line of credit subsequent to that period.

The Company has revoked its Section 936 election effective January 1, 2002 and has included all subsequent Puerto Rico operations in its consolidated federal income tax group. As a result, the Company expects its corporate income tax rate on current and future earnings to continue to more closely match normal U.S. income tax rates. The effective tax rate in 2004 and 2003 was approximately 37% and 40% in 2002. Distributions by Suttle Caribe, Inc. to the parent company of income earned prior to December 31, 2000 are subject to a tollgate tax at rates which, depending on various factors, range from 3.5% to 10%. The cumulative amount of prior earnings on which no tollgate tax has been recognized was approximately $11,054,000 at December 31, 2004. Tollgate taxes of approximately $860,000 have been accrued and will likely be paid on these prior earnings in 2005.

At December 31, 2004 approximately $5,138,000 and $937,000 of assets were invested in the Company's subsidiaries in the United Kingdom and Costa Rica, respectively. The remaining Puerto Rico assets were transferred to the U.S. in the first quarter of 2004. Tollgate taxes have been accrued and will be paid in 2005 on these transfers. The Company expects to maintain assets in the United Kingdom and Costa Rica as needed to support the continued operation of those subsidiaries. The Company uses the U.S. dollar as its functional currency in Costa Rica. The United Kingdom is a politically and economically stable country. Accordingly, the Company believes its risk of material loss due to fluctuations in foreign currency markets to be small.

The Company' had no outstanding obligations under its line of credit at December 31, 2004 and 2003. The Company paid this credit line in full in March 1, 2003. The Company's entire credit line ($10,000,000 at March 1, 2005) is available for use. In the opinion of management, based on the Company's current financial and operating position and projected future expenditures, sufficient funds are available to meet the Company's anticipated operating and capital expenditure needs.

Contractual Obligation Summary

The Company leases land, buildings and equipment under operating leases with original terms from one to five years. Certain of these leases contain renewal and purchase options. Rent expense charged to operations was $1,198,000, $1,271,000 and $1,135,000 in 2004, 2003 and 2002 respectively. Sublease income received was $71,000, $62,000 and $57,000 in 2004, 2003 and 2002 respectively. At December 31, 2004, the Company was obligated under non-cancelable operating leases to make minimum annual future lease payments as follows:

Year Ending December 31:		
2005	$	710,000
2006		704,000
2007		227,000
	$	1,641,000

As of December 31, 2004, the Company had no other material commitments (either cancelable or non-cancelable) for capital expenditures, short or long term debt, capital leases or other purchase commitments related to ongoing operations.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), "Share-Based Payment", which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning after June 15, 2005. The new standard will require us to expense employee stock options and other share-based payments. (As valued and calculated under SFAS No. 123 for pro forma disclosures). The Company has not yet determined how it will value future grants or whether it will elect to adjust prior periods upon adoption of SFAS No. 123 (revised 2004).

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. The adoption of SFAS No. 151 is not expected to have a material impact on our financial position and results of operations.

In December 2004, the FASB staff issued FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (the "FSP") to provide guidance on the application of Statement 109 to the provision within the American Jobs Creation Act of 2004 (the "Act") that provides tax relief to U.S. domestic manufacturers. The FSP states that the manufacturers' deduction provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. A special deduction is accounted for by recording the benefit of the deduction in the year in which it can be taken in the company's tax return, and by not adjusting deferred tax assets and liabilities in the period of the Act's enactment (which would have been done if the deduction on qualified production activities were treated as a change in enacted tax rates). The FSP was effective upon issuance. The adoption of the FSP has not and is not expected to have a material impact on our financial position and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has no freestanding or embedded derivatives. All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as normal purchases or sales. The Company's policy is to not use freestanding derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

The vast majority of our transactions are denominated in U.S. dollars; as such, fluctuations in foreign currency exchange rates have historically not been material to the Company. At December 31, 2004 our bank line of credit carried a variable interest rate based on our bank's average certificate of deposit rate plus 1.5%. The Company's investments are money market type of investments that earn interest at prevailing market rates and as such do not have material risk exposure.

Based on the Company's operations, in the opinion of management, no material future losses or exposure exist relative to market risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(a) FINANCIAL STATEMENTS

REPORT OF MANAGEMENT

The management of Communications Systems, Inc. and its subsidiary companies is responsible for the integrity and objectivity of the financial statements and other financial information contained in the annual report. The financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's informed judgments and estimates.

In fulfilling its responsibilities for the integrity of financial information, management maintains accounting systems and related controls. These controls provide reasonable assurance, at appropriate costs, that assets are safeguarded against losses and that financial records are reliable for use in preparing financial statements. Management recognizes its responsibility for conducting the Company's affairs according to the highest standards of personal and corporate conduct.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and management periodically to review accounting, auditing, financial reporting and internal control matters. The independent auditors have free access to this committee, without management present, to discuss the results of their audit work and their opinion on the adequacy of internal financial controls and the quality of financial reporting.

/s/ Curtis A. Sampson
Curtis A. Sampson
Chairman and Chief Executive Officer

/s/ Paul N. Hanson
Paul N. Hanson
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Communications Systems, Inc.

We have audited the accompanying consolidated balance sheets of Communications Systems, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003 and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also include the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
March 22, 2005
Minneapolis, Minnesota

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31	
	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 25,842,580	$ 14,941,254
Trade accounts receivable, less allowance for doubtful accounts of $1,427,000 and $1,423,000, respectively	22,077,987	22,647,129
Related party receivables (Note 1)	283,378	387,411
Inventories (Note 2)	23,935,421	24,354,041
Other current assets	966,061	1,197,027
Deferred income taxes (Note 7)	3,114,338	2,682,869
TOTAL CURRENT ASSETS	76,219,765	66,209,731
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 3)	7,040,075	5,831,711
OTHER ASSETS:		
Excess of cost over net assets acquired (Notes 1 and 9)	5,264,095	5,253,793
Investments (Note 1)	19,242	41,846
Deferred income taxes (Note 7)	569,037	1,252,757
Other assets	368,857	506,120
TOTAL OTHER ASSETS	6,221,231	7,054,516
TOTAL ASSETS	$ 89,481,071	$ 79,095,958

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts payable	$ 4,631,722	$ 2,194,560
Accrued compensation and benefits	3,472,704	3,013,533
Other accrued liabilities	2,009,822	1,885,000
Dividends payable	508,969	327,397
Income taxes payable	1,806,582	837,703
TOTAL CURRENT LIABILITIES	12,429,799	8,258,193
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDERS' EQUITY (Notes 1 and 6)		
Preferred stock, par value $1.00 per share; 3,000,000 shares authorized; none issued		
Common stock, par value $.05 per share; 30,000,000 shares authorized; 8,502,700 and 8,185,371 shares issued and outstanding, respectively	425,135	409,268
Additional paid-in capital	30,803,482	27,954,636
Retained earnings	45,456,339	42,278,484
Cumulative other comprehensive income (Note 1)	366,316	195,377
TOTAL STOCKHOLDERS' EQUITY	77,051,272	70,837,765
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 89,481,071	$ 79,095,958

See notes to consolidated financial statements.

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31		
	2004	2003	2002
SALES (Note 10):	$110,778,938	$ 102,410,501	$ 107,299,857
COSTS AND EXPENSES:			
Cost of sales	74,295,403	72,948,849	78,748,160
Selling, general and administrative expenses	29,119,767	25,441,483	24,611,972
TOTAL COSTS AND EXPENSES	103,415,170	98,390,332	103,360,132
OPERATING INCOME	7,363,768	4,020,169	3,939,725
OTHER INCOME (EXPENSE):			
Investment and other income	214,338	398,091	238,316
Interest expense	(47,373)	(82,779)	(283,369)
OTHER INCOME (EXPENSE), net	166,965	315,312	(45,053)
INCOME BEFORE INCOME TAXES	7,530,733	4,335,481	3,894,672
INCOME TAX EXPENSE (Note 7)	2,768,000	1,618,000	1,558,000
NET INCOME	4,762,733	2,717,481	2,336,672
OTHER COMPREHENSIVE INCOME			
Foreign currency translation adjustment	170,939	264,755	354,403
COMPREHENSIVE INCOME	$ 4,933,672	$ 2,982,236	$ 2,691,075
BASIC NET INCOME PER COMMON SHARE (Note 1)	$ .58	$ .33	$ .28
DILUTED NET INCOME PER COMMON SHARE (Note 1)	$ .57	$ .33	$ .28
AVERAGE BASIC SHARES OUTSTANDING	8,263,041	8,169,078	8,245,352
AVERAGE DILUTED SHARES OUTSTANDING	8,320,614	8,185,679	8,246,481

See notes to consolidated financial statements.

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2001	8,262,314	$ 413,116	$ 27,855,529	$ 39,463,137	$ (423,781)	$ 67,308,001
Net income				2,336,672		2,336,672
Issuance of common stock under Employee Stock Purchase Plan	36,276	1,814	188,744			190,558
Issuance of common stock to Employee Stock Ownership Plan	25,000	1,250	187,250			188,500
Issuance of common stock under Employee Stock Option Plan	1,700	85	11,645			11,730
Purchase of common stock	(182,574)	(9,130)	(630,005)	(553,737)		(1,192,872)
Shareholder dividends				(325,714)		(325,714)
Other comprehensive gain					354,403	354,403
BALANCE AT DECEMBER 31, 2002	8,142,716	$ 407,135	$ 27,613,163	$ 40,920,358	$ (69,378)	$ 68,871,278
Net income				2,717,481		2,717,481
Issuance of common stock under Employee Stock Purchase Plan	23,172	1,159	122,503			123,662
Issuance of common stock to Employee Stock Ownership Plan	32,000	1,600	253,440			255,040
Issuance of common stock under Employee Stock Option Plan	1,700	85	11,645			11,730
Purchase of Common stock	(14,217)	(711)	(46,115)	(51,122)		(97,948)
Shareholder dividends				(1,308,233)		(1,308,233)
Other comprehensive gain					264,755	264,755
BALANCE AT DECEMBER 31, 2003	8,185,371	$ 409,268	$ 27,954,636	$ 42,278,484	$ 195,377	$ 70,837,765
Net income				4,762,733		4,762,733
Issuance of common stock under Employee Stock Purchase Plan	22,193	1,110	160,489			161,599
Issuance of common stock to Employee Stock Ownership Plan	33,000	1,650	262,724			264,374
Issuance of common stock under Employee Stock Option Plan	263,170	13,159	2,233,212			2,246,371
Tax benefit from non-qualified employee stock options			195,976			195,976
Purchase of Common stock	(1,034)	(52)	(3,555)	(4,873)		(8,480)
Shareholder dividends				(1,580,005)		(1,580,005)
Other comprehensive gain					170,939	170,939
BALANCE AT DECEMBER 31, 2004	8,502,700	$ 425,135	$ 30,803,482	$ 45,456,339	$ 366,316	$ 77,051,272

See notes to consolidated financial statements.

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,762,733	$ 2,717,481	$ 2,336,672
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,271,569	2,463,478	2,633,671
Deferred taxes	733,251	2,215,920	(905,114)
(Gain) Loss on sale of assets	(11,748)		
Tax benefit from non-qualified stock options	195,976		
Changes in assets and liabilities net of effects from acquisitions:			
Trade and related party receivables	1,377,475	(3,168,871)	2,333,236
Inventories	1,280,612	4,945,452	1,075,464
Other current assets	266,694	192,973	(824,839)
Accounts payable	2,206,175	(3,177,738)	(389,124)
Accrued expenses	578,909	363,125	621,730
Income taxes payable	968,879	(1,979,552)	570,087
Net cash provided by operating activities	14,630,525	4,572,268	7,451,783
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(1,976,748)	(714,591)	(1,740,220)
Maturities of debt securities			21,809
Other assets	104,057	(493,145)	157,015
Collection of notes receivable			2,765,390
Proceeds from the sale of fixed assets	53,396		
Payment for purchase of Image Systems Corporation	(2,801,683)		
Payment for purchase of MiLAN Technology Corporation			(8,127,751)
Net cash used in investing activities	(4,620,978)	(1,207,736)	(6,923,757)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of notes payable		(7,000,000)	(2,000,000)
Cash dividends paid	(1,398,434)	(1,306,550)	
Proceeds from issuance of common stock	2,407,970	135,392	202,288
Purchase of common stock	(8,480)	(97,948)	(1,192,872)
Net cash provided by (used in) financing activities	1,001,056	(8,269,106)	(2,990,584)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(109,277)	29,500	39,003
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,901,326	(4,875,074)	(2,423,555)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	14,941,254	19,816,328	22,239,883
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,842,580	$ 14,941,254	$ 19,816,328
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Income taxes paid	$ 1,841,526	$ 1,116,627	$ 973,932
Interest paid	47,373	102,566	356,357
Dividends declared not paid	508,969	327,397	325,714

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: The Company is principally engaged in the manufacture and sale of modular connecting and wiring devices for voice and data communications. The Company sells these products to telephone companies, electrical contractors, interconnect companies, original equipment manufacturers and retailers. The Company also owns subsidiaries which manufacture media and rate conversion products (products that permit telecommunications networks to move information between copper wired equipment and fiber-optic cable) and offer internet network design, specification and training services to educational institutions. The Company's operations are currently located in the United States, United Kingdom, and Costa Rica. Until May 2003, the Company also had operations in Puerto Rico.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and accounts have been eliminated.

Use of estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimates consist principally of reserves for doubtful accounts, sales returns, warranty costs, lower of cost or market inventory adjustments, provision for income taxes and deferred taxes, fixed asset impairment review, goodwill and other intangible asset impairment review and depreciable lives of fixed assets.

Financial instruments: The fair value of the Company's financial instruments, which consist of investment securities, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their carrying value due to their short-term nature or the variable interest rate on outstanding indebtedness.

Cash equivalents: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable from related parties: The Company provides services for Hector Communications Corporation ("HCC"), a former subsidiary of the Company. Several of the Company's officers and directors work in similar capacities for HCC. Outstanding receivable balances from HCC were $221,000 and $223,000 at December 31, 2004 and 2003, respectively. Accounts with HCC are paid on a current basis during the year. The Company also has certain receivables from employees and an officer, the majority of which are repaid through biweekly payroll deductions. These receivables totaled $63,000 and $164,000 as of December 31, 2004 and 2003 respectively. These receivables earn interest ranging from 6.5% to 8 % and have maturity dates extending through 2006.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Provision to reduce inventories to the lower of cost or market is made based on a review of excess and obsolete inventories, estimates of future sales, examination of historical consumption rates and the related value of component parts.

Investments: The Company owns marketable securities for which the underlying cost approximates market value at December 31, 2004 and 2003.

Property, plant and equipment: Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method. Depreciation included in cost of sales and selling, general and administrative expenses was $2,222,000, $2,394,000 and $2,564,000 for 2004, 2003 and 2002, respectively. Maintenance and repairs are charged to operations and additions or improvements are capitalized. Items of property sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation accounts and any gains or losses on disposal are reflected in operations.

Excess of cost over net assets acquired (Goodwill) and other intangible assets: Goodwill represents the amount by which the purchase price and transaction costs of business the Company has acquired exceed the estimated fair value of the net tangible assets and separately identifiable assets of these businesses. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets with discrete useful lives (consisting of a royalty agreement) will continue to be amortized over its remaining life of five years. Amortization included in costs and expenses was $46,000, $69,000 and $70,000 in 2004, 2003 and 2002, respectively.

Recoverability of long-lived assets: The Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset based on market value that is based on the discounted cash flows expected to be generated by the asset.

Notes payable: The Company has a $10,000,000 line of credit from U.S. Bank. The Company had no outstanding borrowings against the line of credit at December 31, 2004 and 2003. Interest on borrowings on the credit line is at the bank's average CD rate plus 1.5% (2.9% at December 31, 2004). The credit agreement matures June 30, 2005 and is secured by assets of the Company.

Warranty: We provide reserves for the estimated cost of product warranties at the time revenue is recognized. We estimate the costs of our warranty obligations based on our warranty policy or applicable contractual warranty, historical experience of known product failure rates, and use of materials and service delivery costs incurred in correcting product failures. Management reviews the estimated warranty liability on a quarterly basis to determine its adequacy.

The following table presents the changes in the Company's warranty liability for the year ended December 31, 2004 and 2003, which relates to normal product warranties and a five year obligation to provide for potential future liabilities for network equipment sales.

	2004	2003
Beginning Balance	$ 659,684	$662,672
Actual warranty costs paid	(124,368)	(568,768)
Amounts charged to expense	375,034	565,780
Ending balance	$ 910,350	$659,684

Foreign currency translation: The functional currency of Austin Taylor is the United Kingdom pound. Assets and liabilities denominated in this foreign currency were translated into U.S. dollars at year-end exchange rates. Revenue and expense transactions were translated using average exchange rates. The cumulative foreign currency translation balance is $366,000 and $195,000 at December 31, 2004 and 2003, respectively.

Revenue recognition: The Company recognizes revenue when the earnings process is complete, evidenced by persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. The Company records a provision for sale returns, sales incentives and warranty costs at the time of the sale based on historical experience and current trends.

JDL Technologies records revenue on hardware, software and related equipment sales and installation contracts when the products are installed and accepted by customer. Revenue under customer service contracts is recognized on a straight-line basis over the contract period, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern.

For all other operating businesses, revenue is recognized for domestic and international sales at the shipping point based on shipping terms of FOB shipping point. Risk of Loss transfers at the point of shipment and the Company has no further obligation after such time. These businesses sell products directly to its customers and through distributors. Payment terms for distributors are consistent with the terms of the Company's direct customers.

Research and development: Research and development consists mostly of outside testing, equipment and supplies associated with enhancing existing products and developing new products. Research and development costs are expensed when incurred and totaled $670,000 in 2004, $607,000 in 2003, and $482,000 in 2002, respectively.

Net income per share: Basic net income per common share is based on the weighted average number of common shares outstanding during each year. Diluted net income per common share adjusts for the effect the dilutive effect of potential common shares outstanding. The Company's only potential common shares outstanding are stock options, which resulted in a dilutive effect of 57,573 shares, 16,601 shares, and 1,129 shares in 2004, 2003 and 2002, respectively. The Company calculates the dilutive effect of outstanding options using the treasury stock method. The number of shares not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of common stock during the year for 2004, 2003, and 2002 was 344,200, 905,000 and 1,142,000, respectively

Stock-based employee compensation plans: The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with its employees and accordingly no stock-based employee compensation cost is reflected in the consolidated statements of income and comprehensive income. If the Company had elected to recognize compensation cost for its stock based transactions using the method prescribed by SFAS No. 123, pro forma net income and net income per share would have been as follows:

	Year Ended December 31		
	2004	2003	2002
Net Income			
As reported	$ 4,763,000	$ 2,717,000	$ 2,337,000
Compensation expense, net of tax	$ (378,000)	$ (558,000)	$ (975,000)
Pro forma	$ 4,385,000	$ 2,159,000	$ 1,362,000
Earnings Per Share-Basic			
As reported	$ .58	$ .33	$ .28
Pro forma	$ .53	$ .26	$ .17
Earnings Per Share-Diluted			
As reported	$ .57	$ .33	$ .28
Pro forma	$ .53	$ .26	$ .17

Information on the Company's stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 6.

Basis of presentation: Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 financial statement presentation. These reclassifications had no effect on net income or stockholders' equity as previously reported.

Recently issued accounting pronouncements: In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), "Share-Based Payment", which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning after June 15, 2005. The new standard will require the Company to expense employee stock options and other share-based payments. The Company has not yet determined how it will value future grants or whether it will elect to adjust prior periods upon adoption of SFAS No. 123 (revised 2004).

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued.

Management believes the adoption of SFAS No. 151 will not have a material impact on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management believes the adoption of SFAS No. 153 will not have a material impact on our financial position and results of operations.

In December 2004, the FASB staff issued FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (the "FSP") to provide guidance on the application of Statement 109 to the provision within the American Jobs Creation Act of 2004 (the "Act") that provides tax relief to U.S. domestic manufacturers. The FSP states that the manufacturers' deduction provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. A special deduction is accounted for by recording the benefit of the deduction in the year in which it can be taken in the company's tax return, and by not adjusting deferred tax assets and liabilities in the period of the Act's enactment (which would have been done if the deduction on qualified production activities were treated as a change in enacted tax rates). The FSP was effective upon issuance. Management believes the adoption of the FSP will not have a material impact on our financial position and results of operations.

NOTE 2 - INVENTORIES

Inventories consist of:

	December 31	
	2004	2003
Finished goods	$ 15,613,485	$ 14,531,725
Raw and processed materials	8,321,936	9,822,316
	$ 23,935,421	$ 24,354,041

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and the estimated useful lives are as follows:

	Estimated	December 31	
	useful life	2004	2003
Land		$ 769,683	$ 290,939
Buildings and improvements	7-30 years	4,639,751	3,472,418
Machinery and equipment	3-15 years	26,392,818	25,127,087
Furniture and fixtures	5-10 years	3,061,659	3,441,175
		34,863,911	32,331,619
Less accumulated depreciation		(27,823,836)	(26,499,908)
		$ 7,040,075	$ 5,831,711

NOTE 4 - EMPLOYEE BENEFIT PLANS

The Company has an Employee Savings Plan (401(k)) and matches a percentage of employee contributions up to six percent of compensation. Contributions to the plan in 2004, 2003 and 2002 were $356,000, $313,000, and $312,000, respectively.

Effective January 1, 2004, the Company implemented a "Performance Unit Incentive Plan". The plan provides long term competitive compensation to enable the Company to attract and retain qualified executive talent and to reward employees for achieving goals and improving company performance. The plan provides grants of "performance units" made at the beginning of four year performance periods and paid at the end of the period if return on asset goals are met. Awards are made every other year and are given in the form of cash at the end of the cycle with annual vesting. Payment in the case of retirement, disability or death will be on a pro rata basis. Every other year a new four-year cycle begins to create a potential pay out every other year. In 2004, the Company recorded contribution expense of approximately $450,000, for unpaid contributions.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company leases land, buildings and equipment under operating leases with original terms from 1 to 5 years. Certain of these leases contain renewal and purchase options. Rent expense charged to operations was $1,198,000 $1,271,000 and $1,135,000 in 2004, 2003 and 2002 respectively. Sublease income received was $71,000, $62,000 and $57,000 in 2004, 2003 and 2002 respectively. At December 31, 2004, the Company was obligated under noncancellable operating leases to make minimum annual future lease payments as follows:

Year Ending December 31:

2005	$	710,000
2006		704,000
2007		227,000
	$	1,641,000

As of December 31, 2004, the Company had no other material commitments (either cancelable or non-cancelable) for capital expenditures or other purchase commitments related to ongoing operations.
The Company' had no outstanding obligations under its line of credit at December 31, 2004 and 2003. The Company's entire credit line ($10,000,000 at March 1, 2005) is available for use.

A former officer of one of the Company's subsidiaries has challenged the Company's determination of the retirement benefit payable to be provided to the former officer. The former officer has asserted that, in addition to the retirement benefit the Company has provided, the Company should also provide a supplemental retirement benefit of approximately $100,000 per year to the former officer based on language in his employment contract with the subsidiary and a related letter delivered by the Company when the former officer entered into the employment contract. The Company has denied the former officer's claim for a supplemental retirement benefit. While the former officer has threatened to commence a lawsuit with respect to his claim, as of the date of this report, the Company has not received any formal notice that legal proceedings have been started. If the former officer initiates legal action, the Company will vigorously defend against any claims that may be asserted.

In the ordinary course of business, the Company is exposed to legal actions and incurs costs to pursue and defend legal claims. Company management is not aware of any other outstanding or pending legal actions that would materially affect the Company's financial position or results of operations.

NOTE 6 - COMMON STOCK AND STOCK OPTIONS

Common shares are reserved in connection with the Company's 1992 stock plan under which 2,500,000 shares of common stock may be issued pursuant to stock options, stock appreciation rights, restricted stock or deferred stock granted to officers and key employees. Exercise prices of stock options under the plan cannot be less than fair market value of the stock on the date of grant. Rules and conditions governing awards of stock options, stock appreciation rights and restricted or deferred stock are determined by the Compensation Committee of the Board of Directors, subject to certain limitations incorporated into the plan. At December 31, 2004, 121,779 shares remained available to be issued under the plan. Options expire five years from date of grant with one-third of the options vesting after six months and the remaining two-thirds vesting equally over the next two years.

Shares of common stock are also reserved for issuance in connection with a nonqualified stock option plan under which up to 200,000 shares may be issued to nonemployee directors. The plan provides for the automatic grant of nonqualified options for 3,000 shares of common stock annually to each nonemployee director concurrent with the annual stockholders' meeting. Exercise price is the fair market value of the stock at the date of grant. Options granted under this plan vest when issued and expire 10 years from date of grant. At December 31, 2004, 34,500 shares are available to be issued under the plan.

Changes in outstanding employee and director stock options during the three years ended December 31, 2004 were as follows:

	Number of shares	Weighted average exercise price per share
Outstanding at December 31, 2001	1,077,811	$ 13.01
Granted	248,500	8.42
Exercised	(1,700)	6.27
Canceled	(158,457)	13.20
Outstanding at December 31, 2002	1,166,234	12.02
Granted	270,250	7.21
Exercised	(1,700)	7.05
Canceled	(275,828)	13.50
Outstanding at December 31, 2003	1,158,956	10.54
Granted	312,750	9.31
Exercised	(263,170)	8.51
Canceled	(185,511)	10.03
Outstanding at December 31, 2004	1,023,025	10.72

At December 31, 2004, 774,264 stock options are currently exercisable at a weighted average price of $9.93. The following table summarizes the status of Communications Systems, Inc. stock options outstanding at December 31, 2004:

Range of Exercise Prices	Shares	Weighted Average Remaining Option Life	Weighted Average Exercise Price
$ 7.14 to $ 9.99	660,725	3.4 years	$ 8.12
$10.00 to $12.00	68,100	1.0 years	11.37
$12.01 to $14.99	68,500	4.3 years	13.51
$15.00 to $18.56	225,700	.6 years	17.02

On October 29, 1999 the Board of Directors adopted a shareholders' rights plan. Under this plan, the Board of Directors declared a distribution of one right per share of common stock. Each right entitles the holder to purchase 1/100th of a share of a new series of Junior Participating Preferred Stock of the Company at an initial exercise price of $65. The rights expire on October 26, 2009. The rights will become exercisable only following the acquisition by a person or group, without the prior consent of the Board of Directors, of 15% or more of the Company's voting stock, or following the announcement of a tender offer or exchange offer to acquire an interest of 15% or more. If the rights become exercisable, each rightholder will be entitled to purchase, at the exercise price, common stock with a market value equal to twice the exercise price. Should the Company be acquired, each right would entitle the holder to purchase, at the exercise price, common stock of the acquiring company with a market value equal to twice the exercise price. Any rights owned by the acquiring person or group would become void.

The fair value of the Company's stock options and Employee Stock Purchase Plan transactions used to compute pro forma net income and net income per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model. The following table displays the assumptions used in the model.

	Year Ended December 31		
	2004	2003	2002
Expected volatility	37%	33%	33%
Risk free interest rate	2.9%	2.6%	4.6%
Expected holding period – employees	4 years	4 years	4 years
Expected holding period – directors	7 years	7 years	7 years
Dividend yield	2.0%	2.2%	1.9%

Information regarding the effect on net income and earnings per common share had the Company applied the fair value expense recognition provisions of SFAS No. 123 is included in Note 1.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an Employee Stock Purchase Plan for which 300,000 common shares have been reserved. Under the terms of the plan, employees may acquire shares of common stock, subject to limitations, through payroll deductions at 85% of the lower of fair market value for such shares on one of two specified dates in each plan year. Shares issued to employees under the plan were 22,193, 23,172 and 36,276 for the plan years ended August 31, 2004, 2003 and 2002, respectively. At December 31, 2004 employees had subscribed to purchase an additional 22,604 shares in the current plan year ending August 31, 2004.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

All eligible employees of the Company participate in the ESOP after completing one year of service. Contributions are allocated to each participant based on compensation and vest 30% after three years of service and incrementally thereafter, with full vesting after seven years. At December 31, 2004, the ESOP held 332,500 shares of the Company's common stock, all of which have been allocated to the accounts of eligible employees. Contributions to the plan are determined by the Board of Directors and can be made in cash or shares of the Company's stock. The Company's 2004 ESOP contribution was $426,564 for which the Company issued 35,000 shares of common stock to the ESOP in March 2005. The 2003 ESOP contribution was $264,374 for which the Company issued 33,000 shares in February 2004. The 2002 ESOP contribution was $255,040 for which the Company issued 32,000 shares in February 2003.

PURCHASES OF COMMUNICATIONS SYSTEMS, INC. COMMON STOCK

The Company's Board of Directors has authorized the purchase and retirement, from time to time, of shares of the Company's stock on the open market, or in private transactions consistent with overall market and financial conditions. In 2004, the Company purchased and retired 1,034 shares at a cost of $8,500. In 2003, the Company purchased and retired 14,217 shares at a cost of $98,000. In 2002, the Company purchased and retired 182,574 shares at a cost of $1,193,000. At December 31, 2004, 282,433 additional shares could be repurchased under outstanding Board authorizations.

NOTE 7 - INCOME TAXES

Income tax expense from continuing operations consists of the following:

	Year Ended December 31		
	2004	2003	2002
Currently payable income taxes (benefit):			
Federal	$ 1,884,000	$ (890,000)	$ 2,000,000
State	260,000	106,000	260,000
Puerto Rico		133,000	161,000
Foreign	45,000	53,000	42,000
	2,189,000	(598,000)	2,463,000
Deferred income taxes (benefit)	579,000	2,216,000	(905,000)
	$ 2,768,000	$ 1,618,000	$ 1,558,000

The bulk of Suttle's operations were located in Puerto Rico until December 2001. In 2002, the Company determined that these operations were no longer cost effective and ultimately terminated its Puerto Rico operations completely in May of 2003. The Company's earnings in Puerto Rico were sheltered from U.S. income tax by the possessions tax credit (Internal Revenue Code Section 936). The amount of the possessions tax credit was limited to a percentage of the Company's Puerto Rico payroll and depreciation. The possessions tax credit has had a materially favorable effect on the Company's income tax expense in years prior to 2002.

The Company has revoked its Section 936 election effective January 1, 2002 and has included all subsequent Puerto Rico operations in its consolidated federal income tax group. As a result, the Company expects its corporate income tax rate on current and future earnings to continue to more closely match normal U.S. income tax rates. The effective tax rate in 2004 and 2003 was approximately 37% and 40% in 2002.

Distributions by Suttle Caribe, Inc. to the parent company of income earned prior to December 31, 2000 are subject to a tollgate tax at rates which, depending on various factors, range from 3.5% to 10%. The cumulative amount of prior earnings on which no tollgate tax has been recognized was approximately $11,054,000 at December 31, 2004. Tollgate taxes of approximately $860,000 have been accrued and will likely be paid on these prior earnings in 2005.

Austin Taylor Communications, Ltd. operates in the U.K. and is subject to U.K. rather than U.S. income taxes. U.K. pretax loss was $438,000, $1,566,000, and $349,000 in 2004, 2003 and 2002, respectively. No benefit was recorded for these losses due to the uncertainty of generating taxable income in the future. Suttle Costa Rica, S.A. operates in Costa Rica and is currently exempt from Costa Rica income taxes. Accumulated earnings in Costa Rica on which no U.S. income tax has been accrued was $3,122,000 at December 31, 2004. It is the Company's intention to reinvest the remaining undistributed earnings of its Costa Rica subsidiaries to support the continued operation of those subsidiaries.

The provision for income taxes varied from the federal statutory tax rate as follows:

	Year Ended December 31		
	2004	2003	2002
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Surtax exemption	(1.0)	(1.0)	(1.0)
U.S. taxes not provided on Puerto Rico operations			(1.3)
State income taxes, net of federal benefit	2.3	1.6	4.4
Other	.5	1.7	2.9
Effective tax rate	36.8%	37.3%	40.0%

Deferred tax assets and liabilities as of December 31 related to the following:

	2004	2003
Current assets:		
Bad debts	$ 421,323	$ 414,756
Inventory	1,345,097	1,376,968
Accrued expenses	1,347,918	891,145
	$ 3,114,338	$ 2,682,869
Long term assets and (liabilities):		
Depreciation	$ (507,929)	$ (361,117)
Net operating loss carryforward	799,746	799,897
Excess of cost over net assets	278,632	375,495
Other	(1,412)	(2,550)
Alternative minimum tax credits		441,032
Foreign net operating loss carryforward	1,039,542	890,765
Less: valuation reserve for foreign net operating loss carryforward	(1,039,542)	(890,765)
	$ 569,037	$ 1,252,757

As part of the LANart acquisition, the Company purchased net operating loss carryforwards in the amount of $3,416,000. As part of the Image Systems Corporation acquisition, the Company purchased net operating loss carryforwards in the amount of $374,000. At December 31, 2004, the Company has $2,352,000 available net operating loss carryforwards for income tax purposes, of which the majority expire in 2014.

NOTE 8 – ACQUISITIONS

Effective March 24, 2004, the Company acquired substantially all the outstanding shares of Image Systems Corporation for a cash purchase price per share of approximately $2.8 million in total consideration. Image Systems Corporation (Image Systems), located in Minnetonka, Minnesota designs, manufactures and markets high-resolution display solutions and accessories for customers in the medical imaging market or for other customers who have stringent and or unique display requirements. In addition, Image Systems has been a premier developer of video graphics products since 1988. The proforma effects of the Image Systems Corporation acquisition on our consolidated financial statements were not material to the Company's consolidated financial statements. The acquisition and operations of Image Systems are included in the Company's consolidated financial results from the purchase date March 24, 2004. The sum of amounts assigned to assets acquired and liabilities assumed exceeded the cost of the acquired entity. To account for this excess, the amounts assigned to individual property, plant and equipment were reduced on a pro-rata basis. In the acquisition, the estimated fair value of the following assets were acquired and liabilities assumed:

Property, plant and equipment	$	1,434,000
Accounts receivable		576,297
Inventory		716,999
Cash		103,625
Other assets		27,770
Deferred tax asset		481,000
Accounts payable		(180,162)
Accrued expenses		(254,221)
Total purchase price		2,905,308
Less cash acquired		(103,625)
Payment for purchase of Image Systems Corp., net of cash acquired	$	2,801,683

Effective March 25, 2002, the Company acquired substantially all the assets of MiLAN Technology Corporation for approximately $8,100,000 in cash. MiLAN, located in Sunnyvale, California is a manufacturer of media and rate conversion products, which permit telecommunications networks to move information between copper-wired equipment and fiber-optic cable. In addition, MiLAN is also a supplier of wireless access points, bridges and other networking products. The acquisition was accounted for as a purchase and operations of MiLAN have been included in consolidated operations from March 25, 2002.

The fair value of net assets acquired in the transaction were allocated as follows:

Equipment and fixtures	$	5,120
Identifiable intangible asset (royalty agreement)		201,341
Excess of cost over net assets acquired		635,046
Accounts receivable		2,426,713
Inventory		5,121,936
Accrued expenses		(262,405)
Total purchase price	$	8,127,751

NOTE 9 – GOODWILL

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under this statement goodwill as well as other intangibles determined to have an infinite life will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. Statement No. 142 also includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. Management assessed the fair value of the business units to determine whether goodwill carried on the financial statements was impaired and the extent of such impairment, if any, using the discounted cash flows method. Based upon these assessments, management determined that the current goodwill balances were not impaired. Management will continue to reassess the value of our business units and related goodwill balances at the beginning of each year or at other times if events have occurred or circumstances exist that indicate the carrying amount of goodwill may not be recoverable. As of December 31, 2004, 2003 and 2002 the Company had net goodwill of $5,264,000, $5,254,000 and $5,254,000, respectively. Carrying amounts of goodwill by segment as of December 31, 2004 is as follows: Suttle $1,198,000; Transition Networks/MiLAN Technology $3,362,000; JDL Technologies $704,000.

NOTE 10- INFORMATION CONCERNING INDUSTRY SEGMENTS AND MAJOR CUSTOMERS

The Company classifies its businesses into five segments: Suttle, which manufactures U.S. standard modular connecting and wiring devices for voice and data communications; Austin Taylor, which manufactures British standard line jacks, patch panels, wiring harness assemblies, metal boxes, distribution cabinets and distribution and central office frames; Transition Networks and MiLAN Technology, which designs and markets data transmission, computer network and media conversion products and print servers; and JDL Technologies, (JDL), which provides telecommunications network design, specification and training services to educational institutions; Other includes Image Systems Corporation, (substantially all assets purchased March 24, 2004) which designs, manufactures and markets high-resolution display solutions and accessories for customers in the medical imaging market and non-allocated corporate general and administrative expenses.

Suttle products are sold principally to United States (U.S.) customers. Suttle operates manufacturing facilities in the U.S. and Costa Rica. Net long-lived assets held in Costa Rica was approximately $796,000 at December 31, 2004. Austin Taylor operates in the United Kingdom (U.K.). Net long-lived assets held in the U.K. were approximately $751,000 as of December 31, 2004. Transition Networks manufactures its products in the United States and makes sales in both the U.S. and U.K. markets. JDL Technologies operates in the U.S. and makes sales in the U.S. and Latin America. Consolidated sales to U.S. customers were approximately 83%, 83% and 80% of total consolidated sales in 2004, 2003 and 2002 respectively. At December 31, 2004, foreign earnings in excess of amounts received in the United States were approximately $4,268,000. In addition, the cumulative amount of prior earnings of Suttle Caribe, Inc. on which no Puerto Rico tollgate tax has been recognized was approximately $11,054,000 at December 31, 2004. Tollgate taxes of approximately $860,000 will be paid on these undistributed earnings in 2005.

In 2004, 2003 and 2002, no customer accounted for more than 10% of consolidated sales.

Information concerning the Company's operations in the various segments for the twelve-month periods ended December 31, 2004, 2003 and 2002 is as follows:

	Suttle	Austin Taylor	Transition Networks/MiLAN	JDL Technologies	Other	Consolidated
Year Ended December 31, 2004:						
Sales	$ 40,113,856	$ 8,028,637	$ 52,443,162	$ 7,969,266	$ 2,224,017	$ 110,778,938
Cost of sales	30,152,990	7,754,063	31,269,300	3,770,390	1,348,660	74,295,403
Gross profit	9,960,866	274,574	21,173,862	4,198,876	875,357	36,483,535
Selling, general and administrative expenses	5,200,954	724,669	16,640,427	3,014,603	3,539,114	29,119,767
Operating income (loss)	$ 4,759,912	$ (450,095)	$ 4,533,435	$ 1,184,273	$ (2,663,757)	$ 7,363,768
Depreciation and amortization	$ 1,329,184	$ 306,243	$ 314,822	$ 162,577	$ 158,743	$ 2,271,569
Assets	$ 37,816,232	$ 5,138,412	$ 27,763,013	$ 4,959,613	$ 13,803,801	$ 89,481,071
Capital expenditures	$ 565,264	$ 72,134	$ 562,335	$ 730,953	$ 46,062	$ 1,976,748
Year Ended December 31, 2003:						
Sales	$ 32,900,406	$ 6,639,806	$ 51,002,074	$ 11,868,215	$ -	$ 102,410,501
Cost of sales	26,289,518	6,927,830	32,417,775	7,313,726		72,948,849
Gross profit (loss)	6,610,888	(288,024)	18,584,299	4,554,489		29,461,652
Selling, general and administrative expenses	4,597,156	1,278,106	14,259,542	3,454,170	1,852,509	25,441,483
Operating income (loss)	$ 2,013,732	$ (1,566,130)	$ 4,324,757	$ 1,100,319	$ (1,852,509)	$ 4,020,169
Depreciation and amortization	$ 1,485,244	$ 325,187	$ 290,625	$ 207,790	$ 154,632	$ 2,463,478
Assets	$ 33,807,848	$ 5,340,985	$ 29,085,325	$ 6,866,954	$ 3,994,846	$ 79,095,958
Capital expenditures	$ 352,500	$ 143,403	$ 144,925	$ 52,462	$ 21,301	$ 714,591
Year Ended December 31, 2002:						
Sales	$ 33,158,835	$ 7,138,507	$ 49,010,021	$ 17,992,494	$ -	$ 107,299,857
Cost of sales	28,010,474	6,447,388	32,122,860	12,167,438		78,748,160
Gross profit	5,148,361	691,119	16,887,161	5,825,056		28,551,697
Selling, general and administrative expenses	5,857,979	1,068,505	12,528,377	3,424,067	1,733,044	24,611,972
Operating income (loss)	$ (709,618)	$ (377,386)	$ 4,358,784	$ 2,400,989	$ (1,733,044)	$ 3,939,725
Depreciation and amortization	$ 1,676,270	$ 418,669	$ 317,539	$ 127,131	$ 94,062	$ 2,633,671
Assets	$ 47,661,213	$ 5,262,680	$ 24,806,207	$ 4,258,465	$ 6,769,927	$ 88,758,492
Capital expenditures	$ 559,418	$ 251,922	$ 555,655	$ 281,747	$ 91,478	$ 1,740,220

(b) SUPPLEMENTAL FINANCIAL INFORMATION

Unaudited Quarterly Operating Results
(in thousands except per share amounts)

	Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
2004				
Sales	$ 25,249	$ 27,134	$ 29,261	$ 29,135
Gross Margins	7,936	9,071	9,977	9,499
Operating income	1,115	1,603	2,504	2,141
Net Income	723	990	1,538	1,511
Basic Net Income per Share	$ .09	$ .12	$ .19	$ .18
Diluted Net Income per Share	$ .09	$ .12	$ .19	$ .17
2003				
Sales	$ 26,575	$ 24,869	$ 24,666	$ 26,300
Gross Margins	7,406	7,415	6,551	8,090
Operating income	1,184	746	562	1,528
Net Income	723	628	447	919
Basic Net Income per Share	$ .09	$ .08	$ .05	$ .11
Diluted Net Income per Share	$ .09	$ .08	$ .05	$ .11

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are operating effectively and are adequately designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. During the period covered by this Report there was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by paragraphs [a], [c], [d], [e], and [f] of Item 401 under Regulation S-K, to the extent applicable, will be set forth under the caption "Election of Directors" in the Company's definitive proxy material for its May 24, 2005 Annual Meeting of Shareholders to be filed within 120 days from the end of the Registrant's fiscal year, which information is expressly incorporated by reference herein. The information called for by paragraph [b] of Item 401 is set forth under Item 1[c] herein. The information called for by Item 405 under Regulation S-K, to the extent applicable, will be set forth under the caption "Certain Transactions" in the Company's above referenced definitive proxy material.

Code of Ethics

The Company has adopted a code of Ethics applicable to all officers of the Company as well as certain other key accounting personnel. A copy of the Code of Ethics can be obtained free of charge upon written request directed to the Company's Assistant Secretary at the executive offices of the Company.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 402 under Regulation S-K to the extent applicable, will be set forth under the caption "Executive Compensation" in the Company's definitive proxy materials for its May 24, 2005 Annual Meeting to be filed within 120 days from the end of the Registrant's fiscal year, which information is expressly incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information called for by Item 403 under Regulation S-K will be set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Election of Directors" in the Company's definitive proxy materials for its May 24, 2005 Annual Meeting to be filed within 120 days from the end of the Registrant's fiscal year, which information is expressly incorporated herein by reference.

Securities Authorized For Issuance Under Equity Compensations Plans

Plan Category (1)	(a) Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding shares in column (a))
Equity compensation plans approved by security holders:			
1992 Stock Plan	1,023,025	$ 10.72	156,279
1990 Employee Stock Purchase Plan	22,604	$ 6.84	56,274

Equity compensation plans not approved by security holders:
None

(1) The Company does not have individual compensation arrangements involving the granting of options, warrants and rights.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 404 under Regulation S-K will be set forth under the caption "Certain Transactions" in the Company's definitive proxy materials for its May 24, 2005 Annual Meeting to be filed within 120 days from the end of the Registrant's fiscal year, which information is expressly incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by Item 14 Of Form 10K and 9(e) of Schedule 14A will be set forth under the caption " Principal Accountant Fees and Services in the Company's definitive proxy materials for its May 24, 2005 Annual Meeting to be filed within 120 days from the end of the Registrant's fiscal year, which information is expressly incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8K

(a) (1) **Consolidated Financial Statements**

The following Consolidated Financial Statements of Communications Systems, Inc. and subsidiaries appear at pages 19 to 34 herein:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

(a) (2) **Consolidated Financial Statement Schedule**

The following financial statement schedule is being filed as part of this Form 10-K Report:

Consent of Independent Registered Public Accounting Firm

Schedule II - Valuation and Qualifying Accounts and Reserves

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(a) (3) **Exhibits**

The exhibits which accompany or are incorporated by reference in this report, including all exhibits required to be filed with this report pursuant to Item 601 of Regulation S-K including each management or compensatory plan or arrangement are described on the Exhibit Index, which begins on page 42 of the sequential numbering system used in this report.

(b) **REPORTS ON FORM 8-K FILED DURING THE THREE MONTHS ENDED DECEMBER 31, 2004**

Form 8-K filed relative to the Company's 2004 third quarter earnings release issued in November 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNICATIONS SYSTEMS, INC.

Dated: March 29, 2005

/s/ Curtis A.Sampson
Curtis A. Sampson, Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

Each person whose signature appears below constitutes and appoints CURTIS A. SAMPSON and PAUL N. HANSON as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
/s/Curtis A.Sampson Curtis A. Sampson	Chairman of the Board of Directors, and Director (Principal Executive Officer)	March 29, 2005
/s/Paul N. Hanson Paul N. Hanson	Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 29, 2005
/s/Randall D. Sampson Randall D. Sampson	Director	March 29, 2005
/s/Edwin C. Freeman Edwin C. Freeman	Director	March 29, 2005
/s/Luella G. Goldberg Luella Gross Goldberg	Director	March 29, 2005
/s/Frederick M. Green Frederick M. Green	Director	March 29, 2005
/s/Gerald D. Pint Gerald D. Pint	Director	March 29, 2005
/s/Paul J. Anderson Paul J. Anderson	Director	March 29, 2005
/s/Wayne E. Sampson Wayne E. Sampson	Director	March 29, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OF

COMMUNICATIONS SYSTEMS, INC.

FOR

YEAR ENDED DECEMBER 31, 2004

FINANCIAL STATEMENT SCHEDULE

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
Schedule II - Valuation and Qualifying Accounts and Reserves

Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions from Reserves		Other Changes Add (Deduct)		Balance at End of Period
Allowance for doubtful accounts:							
Year ended:							
December 31, 2004	$ 1,423,000	$ 329,000	$ (349,000)	(A)	$ 24,000	(B)	$ 1,427,000
December 31, 2003	$ 1,294,000	$ 129,000		(A)			$ 1,423,000
December 31, 2002	$ 1,064,000	$ 88,000	$ (91,000)	(A)	$ 233,000	(B)	$ 1,294,000
Reserve for assets transferred under contractual arrangements and notes receivable:							
Year Ended:							
December 31, 2004	$ -	$ -	$ -				$ -
December 31, 2003	$ 434,000	$ -	$ (434,000)				$ -
December 31, 2002	$ 434,000	$ -	$ -				$ 434,000

(A) Accounts determined to be uncollectible and charged off against reserve.
(B) Result of acquisitions

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OF

COMMUNICATIONS SYSTEMS, INC.

FOR

YEAR ENDED DECEMBER 31, 2004

EXHIBITS

COMMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
Exhibit Index To
Form 10-K for the Year Ended December 31, 2004

Regulation S-K Exhibit Table Reference	Title of Document	Location in Consecutive Numbering System as Filed With the Securities and Exchange Commission
3.1	Articles of Incorporation, as amended	Filed as Exhibit 3.1 to the Form 10-K Report of the Company for its year ended December 31, 1989 (the "1989 Form 10-K") and incorporated herein by reference.
3.2	Bylaws, as amended	Filed as Exhibit 3.2 to the 1989 Form 10-K and incorporated herein by reference.
10.1	1987 Stock Plan	Filed as Exhibit 10.1 to the Form 10-K Report of the Company for its year ended December 31, 1993 (the "1993 Form 10-K") and incorporated herein by reference.
10.2	Employee Savings Plan	Filed as Exhibit 10.2 to the 1993 Form 10-K and incorporated herein by reference.
10.3	Employee Stock Ownership Plan	Filed as Exhibit 10.3 to the 1993 Form 10-K and incorporated herein by reference.
10.4	Employee Stock Purchase Plan	Filed as Exhibit 10.4 to the 1993 Form 10-K and incorporated herein by reference.
10.5	Stock Option Plan for Nonemployee Directors	Filed as Exhibit 10.5 to the 1993 Form 10-K and incorporated herein by reference.
10.6	1992 Stock Plan	Filed as Exhibit 10.6 to the 1993 Form 10-K and incorporated herein by reference.
10.7	Flexible Benefit Plan	Filed as Exhibit 10.7 to the 1993 Form 10-K and incorporated herein by reference.
10.8	Supplemental Executive Retirement Plan	Filed as Exhibit 10.8 to the 1993 Form 10-K and incorporated herein by reference.
10.9	Form of Rights Agreement, dated as of October 26, 1999 between the Company and Wells Fargo Bank Minnesota, National Association	Filed as Exhibit 1 to the Company's Form 8-A on November 8, 1999 and incorporated herein by reference.
21	Subsidiaries of the Registrant	Filed herewith.
23	Independent Auditors' Consent	Filed herewith.
24	Power of Attorney	Included in signatures at page 38.
31.1	Certification of Chief Executive Officer	Filed herewith.
31.2	Certification of Chief Financial Officer	Filed herewith.
32	Certification under USC § 1350	§ 1350 Filed herewith.

The exhibits referred to in this Exhibit Index will be supplied to a shareholder at a charge of $.25 per page upon written request directed to CSI's Assistant Secretary at the executive offices of the Company.

SUBSIDIARIES OF COMMUNICATIONS SYSTEMS, INC.
EXHIBIT 21

Subsidiaries	Jurisdiction of Incorporation
Suttle Apparatus Corporation	Illinois
Suttle Costa Rica, S.A.	Costa Rica
Tel Products, Inc.	Minnesota
Suttle Caribe, Inc.	Minnesota
Austin Taylor Communications, Ltd.	United Kingdom
Automatic Tool & Connector Company, Inc.	New Jersey
JDL Technologies, Inc.	Minnesota
Transition Networks, Inc.	Minnesota
LANart Corporation	Massachusetts
MiLAN Technology Corporation	California
Image Systems Corporation	Minnesota

All such subsidiaries are 100%-owned directly by Communications Systems, Inc. The financial statements of all such subsidiaries are included in the consolidated financial statements of Communications Systems, Inc.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-28486, 33-39862, 33-39864, 33-60930, 33-83662, 33-99564, 33-99566, 333-92063, 333-98323, 333-98325 and 333-120561 of Communications Systems, Inc. of our report dated March 22, 2005 on the consolidated financial statements and financial statement schedule of Communications Systems, Inc. and subsidiaries appearing in this Annual Report on Form 10-K of Communications Systems, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
March 29, 2005
Minneapolis, Minnesota

Exhibit 31.1

Certifications

I, Curtis A. Sampson certify that:

1. I have reviewed this annual report on Form 10-K of Communications Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2005

COMMUNICATIONS SYSTEMS, INC.

/s/ Curtis A. Sampson
Curtis A. Sampson
Chief Executive Officer

Certifications

I, Paul N. Hanson certify that:

1. I have reviewed this annual report on Form 10-K of Communications Systems, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2005

COMMUNICATION SYSTEMS, INC.
/s/ Paul N. Hanson
Paul N. Hanson
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, we the undersigned Chief Executive Officer and Chief Financial Officer, respectively of Communications Systems, Inc. (the "Company") hereby certify:

(1) That the accompanying Annual Report of the Company on Form 10-K for the period ended December 31, 2004 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Communications Systems, Inc.

/s/ Curtis A. Sampson
Curtis A. Sampson
Chairman and Chief Executive Officer

Date: March 29, 2005

/s/ Paul N. Hanson
Paul N. Hanson
Vice President and Chief Financial Officer

Date: March 29, 2005

COMMUNICATIONS SYSTEMS, INC.
213 South Main Street
Hector, Minnesota 55342
(320) 848-6231

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 24, 2005

Notice is hereby given that the Annual Meeting of Shareholders of Communications Systems, Inc. (the "Company") will be held at the Company's offices located at 6475 City West Parkway, Eden Prairie, Minnesota, on Tuesday, May 24, 2005 beginning at 3:00 p.m., Central Daylight Time, for the following purposes:

1. To elect three (3) directors to hold office until the 2008 Annual Meeting of Shareholders or until their successors are elected.
2. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on March 31, 2005 as the record date for determination of shareholders entitled to notice of and to vote at the meeting.

By Order of the Board of Directors

Paul N. Hanson,
Secretary

Hector, Minnesota
April 12, 2005

If you expect to attend the Annual Meeting of Shareholders and are not familiar with the location of the Company's offices in Eden Prairie, Minnesota, we recommend you call 1-800-852-8662 and request that directions be sent to you by mail, email or fax.

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON. SHAREHOLDERS WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

COMMUNICATIONS SYSTEMS, INC.

PROXY STATEMENT

TABLE OF CONTENTS

COMMUNICATIONS SYSTEMS, INC.

PROXY STATEMENT

GENERAL INFORMATION

Information Regarding the Annual Meeting

This Proxy Statement is furnished to the shareholders of Communications Systems, Inc. ("CSI" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company to be voted at the Annual Meeting of Shareholders that will be held at the Company's offices at 6475 City West Parkway, Eden Prairie, Minnesota, on Tuesday, May 24, 2005, beginning at 3:00 p.m., Central Daylight Time, or at any adjournment or adjournments thereof. The cost of this solicitation will be paid by the Company. In addition to solicitation by mail, officers, directors and employees of the Company may solicit proxies by telephone, telegraph or in person. The Company may also request banks and brokers to solicit their customers who have a beneficial interest in the Company's Common Stock registered in the names of nominees and will reimburse such banks and brokers for their reasonable out-of-pocket expenses.

Solicitation and Revocation of Proxies

Any proxy may be revoked at any time before it is voted by receipt of a proxy properly signed and dated subsequent to an earlier proxy, or by revocation of a proxy by written request or in person at the Annual Meeting. If not so revoked, the shares represented by such proxy will be voted by the persons designated as proxies in favor of the matters indicated. In the event any other matters that properly come before the meeting require a vote of shareholders, the persons named as proxies will vote in accordance with their judgment on such matters. The Company's corporate offices are located at 213 South Main Street, Hector, Minnesota 55342, and its telephone number is (320) 848-6231. The mailing of this Proxy Statement to shareholders of the Company commenced on or about April 18, 2005.

Voting Securities and Record Date

The total number of shares outstanding and entitled to vote at the meeting as of March 31, 2005 consisted of 8,535,926 shares of $.05 par value Common Stock. Only shareholders of record at the close of business on March 31, 2005 will be entitled to vote at the meeting. Each share of Common Stock is entitled to one vote. Cumulative voting in the election of directors is not permitted. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at the Annual Meeting of Shareholders constitutes a quorum for the transaction of business.

Under Minnesota law, each item of business properly presented at a meeting of shareholders generally must be approved by the affirmative vote of the holders of a majority of the voting power of the shares present, in person or by proxy, and entitled to vote on that item of business. However, if the shares present and entitled to vote on any particular item of business would not constitute a quorum for the transaction of business at the meeting, then that item must be approved by holders of a majority of the minimum number of shares that would constitute such a quorum. Votes cast by proxy or in person at the

Annual Meeting of Shareholders will be tabulated at the meeting to determine whether or not a quorum is present. Abstentions on a particular item of business will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining approval of the matter. For shares held in street name, if a broker indicates on the proxy that it does not have discretionary authority as to such shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter, but they are counted as present for the purpose of determining the presence of a quorum.

CORPORATE GOVERNANCE AND BOARD MATTERS

General

Our Board of Directors is committed to sound and effective corporate governance practices. We periodically review our governance policies and practices and compare them to those suggested by authorities in corporate governance and the practices of other public companies. We also review the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission (the "SEC") and listing standards of the American Stock Exchange ("AMEX") to ensure our continued compliance.

You can access our corporate governance charters and other related materials in the "Investor Resources" section of our website under "Corporate Governance" at *http://www.commsystems.com* or by writing to our Corporate Secretary at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342, or by sending an e-mail to our Corporate Secretary at *paulh@commsysinc.com.*

The Board, Board Committees and Meetings

Meeting Attendance. Our Board of Directors meets regularly during the year to review matters affecting our Company and to act on matters requiring Board approval. Each of our directors is expected to make a reasonable effort to attend all meetings of the Board, applicable committee meetings and our annual meeting of shareholders. During 2004, the Board of Directors met eight times. Each of our directors attended at least 75% of the meetings of the Board and committees on which he or she served. With the exception of Paul J. Anderson, all of our directors attended our 2004 Annual Meeting of Shareholders.

Board Committees. Our Board of Directors has established the following committees: Audit, Compensation, Governance and Nominating, Finance and Executive. Only members of the Board serve on these committees. Following is information about each committee.

Audit Committee. The Audit Committee is responsible for the engagement, retention and replacement of the independent auditors, approval of transactions between the Company and a director or executive officer unrelated to service as a director or officer, approval of non-audit services provided by the Company's independent auditor, oversight of the Company's internal controls and the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters. The Deloitte Entities, the Company's independent public accountants, report directly to the Audit Committee. The Audit Committee operates under a formal charter that was most recently amended as of March 29, 2004. Each of the members of the Audit Committee is independent as defined by SEC and AMEX listing standards. The current members of the Audit Committee are Edwin C. Freeman, Paul J. Anderson and

Luella G. Goldberg and the Board of Directors has determined that Edwin C. Freeman qualifies as the Committee's financial expert. The Audit Committee met five times during 2004. The report of the Audit Committee is found on page 17.

Compensation Committee. The Compensation Committee provides oversight of the overall compensation strategy of the Company, reviews and recommends to the Board of Directors the compensation of the Company's Chief Executive Officer and the other executive officers, administers the Company's equity based compensation plans and oversees the Company's 401(k) plan and similar employee benefit plans. The Compensation Committee operates under a charter approved by the Board. Each of the members of the Compensation Committee is independent under AMEX listing standards. The Compensation Committee met two times during 2004. The current members of the Compensation Committee are Gerald D. Pint, Luella G. Goldberg and Frederick M. Green. The report of the Compensation Committee is found on page 12.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for reviewing the size and composition of the Board, identifying individuals qualified to become Board members, recommending to the Board of directors nominees to be elected at the annual meeting of shareholders, reviewing the size and composition of the Board committees, facilitating Board self assessment and reviewing and advising regarding strategic direction and strategic management. The Committee operates under a charter approved by the Board. The current members of the Governance and Nominating Committee are Luella G. Goldberg, Gerald D. Pint and Paul J. Anderson. Each of the members of the Governance and Nominating Committee is independent under AMEX listing standards. The Committee met six times during 2004.

Finance Committee. The Finance Committee is responsible for reviewing and approving the Company's annual business plan and related operating budgets. The Finance Committee interfaces with the Compensation Committee with respect to implementing compensation policies that support the Company's annual business plan. The Finance Committee is also responsible for overseeing and making recommendations about the financial operating policies and procedures relating to matters such as investment of excess cash, management of accounts receivable and inventory, purchases of capital equipment, travel, and employee benefits and perquisites. The current members of the Committee are Wayne E. Sampson, Chair, Edwin C. Freeman, Curtis A. Sampson, and Randall D. Sampson. The Finance Committee met two times during 2004.

Executive Committee. Pursuant to authorization in the bylaws, the Executive Committee has the authority to act on behalf of the Board of Directors and the Company with respect to matters requiring Board action that arise between meetings of the Board or otherwise as it has been authorized to act by the Board of Directors. The current members of the Committee are Edwin C. Freeman, Gerald D. Pint, Curtis A. Sampson and Wayne E. Sampson. The Executive Committee did not meet during 2004.

Director Independence

The Board of Directors has adopted director independence guidelines that are consistent with the definitions of "independence" set forth in Section 301 of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and AMEX listing standards. In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each of our directors and director nominees and has determined that each of the following directors qualifies as "independent" under AMEX listing standards: Paul J. Anderson, Edwin C. Freeman, Luella G. Goldberg, Frederick M. Green and Gerald D. Pint.

Director Nominations

Our Governance and Nominating Committee is the standing committee responsible for recommending to our full Board of Directors the nominees for election as directors at our annual shareholder meetings. In making its recommendations, the Committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board, and works with management in attracting candidates with those qualifications. In making its recommendations, the Committee considers, among other things, relevant experience, integrity, ability to make independent analytical inquiries, ownership of or commitment to purchase the Company's common stock, understanding of the Company's business, relationships and associations related to the Company's business, personal health and a willingness to devote adequate time and effort to Board responsibilities, all in the context of an assessment of the perceived needs of the Company.

Although we have never received a submission in the past, the Governance and Nominating Committee will consider qualified candidates for director that are submitted by our shareholders. Shareholders can submit qualified candidates, together with appropriate biographical information, to the Governance and Nominating Committee at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55432. Submissions will be forwarded to the Governance and Nominating Committee for review and consideration. Any stockholder desiring to submit a director candidate for consideration at our 2006 Annual Meeting of shareholders must ensure that the submission is received by the Company no later than December 1, 2005 in order to provide adequate time for the Governance and Nominating Committee to properly consider the candidate. A shareholder wishing to formally nominate a director candidate should follow the procedure set forth on page 19 under "Shareholder Nominations."

Director Compensation

All directors, other than Curtis A. Sampson, receive a monthly retainer of $850, plus $600 for each Board meeting and each committee meeting attended and $300 for each Board or committee meeting in which the director participates by phone. Messrs. Freeman, W. Sampson and Pint, in consideration for their additional services as members of the Executive Committee, are paid an additional monthly retainer of $250. Mr. C. Sampson received no additional cash compensation for service on the Board.

Presently, each non-employee member of the Board of Directors receives, at the time of the annual meeting of the shareholders, an option to purchase 3,000 shares of the Company's Common Stock. Each director's option is granted at a price equal to the fair market value of the Company's Common Stock on the date of grant and is exercisable over a ten-year period beginning six months after the date the option is granted.

Code of Ethics and Business Conduct

We have a Code of Ethics and Business Conduct (the "Code") applicable to all of the Company's officers, directors, employees and consultants that establishes guidelines for professional and ethical conduct in the workplace. The Code also contains a special set of guidelines applicable to the Company's senior financial officers, including the chief executive officer, principal financial officer, principal accounting officer, and others involved in the preparation of the Company's financial reports, that are intended to promote the ethical handling of conflicts of interest, full and fair disclosure in periodic reports filed by the Company and compliance with laws, rules and regulations concerning such periodic reporting. A copy of the Code is available on the "Investor Resources" page of our website at *http://www.commsystems.com* under "Corporate Governance" and is also available, without charge, by writing to the Company's Corporate Secretary at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342.

PROPOSALS

Proposal One: Election of Directors

The Board of Directors is presently comprised of eight director positions, divided into three classes, with each class of directors serving staggered three-year terms. The Governance and Nominating Committee has nominated and the Board of Directors recommends that the Company's shareholders elect, Edwin C. Freeman, Luella G. Goldberg and Randall D. Sampson, each of whom currently serves as a director, for a three-year term expiring in 2008. The Board of Directors believes that each nominee will be able to serve as a director, however, should a nominee be unable to serve, the persons named in the proxies have advised that they will vote for the election of such substitute nominee as the Governance and Nominating Committee may recommend and the Board of Directors may propose.

Information regarding the nominees and other directors filling unexpired terms is set forth on the following page, including information regarding their principal occupations currently and for the preceding five years. Ownership of Common Stock of the Company is given as of March 31, 2005. To the best of the Company's knowledge, unless otherwise indicated below, the persons indicated possess sole voting and investment power with respect to their stock ownership.

Name and Age	Principal Occupation and other Directorships	Director Since	Year Current Term Expires	Amount of Common Stock Ownership	Percent of Outstanding Common Stock
Nominees proposed for Election for Terms Expiring in 2008					
Edwin C. Freeman (49)	Vice President and General Manager, Bro-Tex, Inc. (paper and cloth wiper products, and fiber product recycler) since March 1992.	1988	2005	37,367(1)	*

Name and Age	Principal Occupation and other Directorships	Director Since	Year Current Term Expires	Amount of Common Stock Ownership	Percent of Outstanding Common Stock
Luella G. Goldberg (68)	Trustee, University of Minnesota Foundation since 1975; Chair, from 1996 to 1998. Trustee Emerita of Wellesley College since 1996; Trustee, 1978 to 1996; Acting Pres. during 1993; Chair of Board of Trustees, 1985 to 1993. Member, Carlson School Board of Overseers, Univ. of Minnesota, since 1979. Director, TCF Financial Corporation, Hormel Foods Corporation, ING Group and Hector Communications Corporation.	1997	2005	26,000(2)	*
Randall D. Sampson† (47)	Chief Executive Officer of Canterbury Park Holding Corporation (thoroughbred racing and card club wagering).	1999	2005	80,824(3)	*
Directors Serving Unexpired Terms					
Paul J. Anderson (73)	Private Investor.	1975	2006	180,118(4)	2.10%
Frederick M. Green (62)	Chairman of the Board, President and Chief Executive Officer of Ault Incorporated (power conversion products).	1996	2006	12,000(5)	*
Wayne E. Sampson† (75)	Management consultant; Director of Hector Communications Corporation (independent telephone companies).	1981	2006	373,014(6)	4.36%
Gerald D. Pint (69)	Telecommunications consultant since September 1993. Prior thereto, Group Vice President, Telecom Systems Group, 3-M Company, 1989-1993. Director of Hector Communications Corporation (independent telephone companies) and Inventronics Ltd. (telecommunications equipment company).	1997	2007	23,000(2)	*
Curtis A. Sampson† (71)	Chairman of the Board and Chief Executive Officer of the Company; Chairman of the Board, Hector Communications Corporation (independent telephone companies); Chairman of the Board, Canterbury Park Holding Corporation (thoroughbred racing and card club wagering).	1969	2007	1,511,910(7)	17.56%

† W.E. Sampson and C.A. Sampson are brothers, and R.D. Sampson is the son of C.A. Sampson.

* Indicates less than one percent ownership.

(1) Includes 9,267 shares owned by Mr. Freeman directly, 2,100 shares owned by his spouse, as to which beneficial ownership is disclaimed, and 26,000 shares that may be purchased pursuant to currently exercisable stock options.

(2) Includes 22,000 shares that may be purchased pursuant to currently exercisable stock options.

(3) Includes 37,524 shares owned by Mr. Sampson directly, 28,300 shares owned by his spouse and children, and 15,000 shares that may be purchased pursuant to currently exercisable stock options.

(4) Includes 124,309 shares owned by Mr. Anderson directly, 29,809 shares owned by his spouse and 26,000 shares that may be purchased pursuant to currently exercisable stock options.

(5) Reflects shares that may be purchased pursuant to currently exercisable stock options.

(6) Includes 14,150 shares owned by Mr. Sampson directly, 300 shares owned by his spouse, as to which beneficial ownership is disclaimed, 332,564 shares owned by the CSI ESOP, of which Mr. Sampson is a Trustee, and 26,000 shares which may be purchased pursuant to currently exercisable stock options. Mr. Sampson disclaims any beneficial ownership of the shares owned by the CSI ESOP.

(8) Includes 1,071,717 shares owned by Mr. Sampson directly, 16,323 shares owned by his spouse, as to which beneficial ownership is disclaimed, 75,500 shares which may be purchased within 60 days from the date hereof pursuant to outstanding stock options, and 332,564 shares owned by the Communications Systems, Inc. Employee Stock Ownership Plan ("CSI ESOP") of which Mr. Sampson is a Trustee, and 15,806 shares of Company common stock owned by the Hector Communications Corporation Employee Stock Ownership Plan ("Hector ESOP") of which Mr. Sampson is also a Trustee. Mr. Sampson disclaims any beneficial ownership of shares owned by the CSI ESOP and the Hector ESOP in excess of the 25,776 shares allocated to his CSI ESOP account as of December 31, 2004.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Summary Ownership Table

The following table sets forth sets forth certain information with respect to the Company's Common Stock beneficially owned by: (i) each person known by the Company to own of record or beneficially five percent (5%) or more of the Company's Common Stock, (ii) each Named Executive Officer listed under "Executive Compensation and Other Information," and (iii) all officers and directors of the Company as a group, based upon information available as of March 31, 2005 (unless otherwise noted). Ownership information for the Company's directors is listed under "Proposal One: Election of Directors."

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Curtis A. Sampson†	1,511,910(1)	17.56%
FMR Corp. 82 Devonshire Street Boston, MA 02109	823,581(2)	9.65%
Gabelli Asset Management Inc. One Corporate Center Rye, NY 10580-1435	547,000(3)	6.41%
John C. Ortman 1506 17th Street Lawrenceville, IL 62439	543,350	6.37%
Putnam, LLC. One Post Office Square Boston, MA 02109	497,856(4)	5.83%
Paul N. Hanson 213 South Main Street Hector, MN 55342	473,155(5)	5.51%
Jeffrey K. Berg†	43,144(6)	*
Daniel G. Easter†	8,400(7)	*
David T. McGraw†	4,579(8)	*
Thomas J. Lapping†	135,521(9)	*
All directors and executive officers as a group (18 persons)	2,302,176(10)	25.79%

* Indicates less than one percent ownership.

† Named Executive Officer of the Company.

(1) See footnote 7 under "Proposal One: Election of Directors."

(2) Based upon the Schedule 13G/A filed by FMR Corp. with the Securities and Exchange Commission on February 14, 2005. The aggregate number of shares listed are owned by Fidelity Low Priced Stock

Fund, an investment company of Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp.

(3) The aggregate number of shares listed are held by the following entities, which are deemed to be controlled, directly or indirectly, by or affiliated with Gabelli Asset Management Inc., as reported on the most recent Schedule 13D/A filed with the Securities and Exchange Commission on November 13, 2003: Gabelli Funds, LLC, GAMCO Investors, Inc. and MJG Associates, Inc.

(4) The aggregate number of shares listed above are held by Putnam, LLC and Putnam Advisory Company, LLC, a wholly-owned subsidiary of Putnam, LLC, as reported on the most recent Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2003.

(5) Includes 1,411 shares owned by Mr. Hanson's spouse, as to which beneficial ownership is disclaimed, 65,500 shares which may be purchased within 60 days from the date hereof pursuant to outstanding stock options, 332,564 shares owned by the CSI ESOP, of which Mr. Hanson is a Trustee, and 15,806 shares of Company Stock owned by the Hector ESOP, of which Mr. Hanson is a Trustee. Mr. Hanson disclaims any beneficial ownership of shares owned by the CSI ESOP and the Hector ESOP in excess of the 11,662 shares allocated to his CSI ESOP account as of December 31, 2004.

(6) Includes 31,400 shares deemed outstanding pursuant to options exercisable within sixty days.

(7) Represents shares deemed outstanding pursuant to options exercisable within sixty days.

(8) Includes 4,000 shares deemed outstanding pursuant to options exercisable within sixty days.

(9) Includes 30,520 shares deemed outstanding pursuant to options exercisable within sixty days.

(10) Includes 1,485,859 shares owned by officers and directors as a group directly, 78,243 shares held by their respective spouses and children, 389,704 shares that may be purchased by directors and officers within sixty days from the date hereof pursuant to outstanding stock options, 332,564 shares owned by the CSI ESOP and 15,806 shares of Company common stock owned by the Hector ESOP. Messrs. Curtis A. Sampson, Wayne E. Sampson and Paul N. Hanson serve as Trustees of the CSI ESOP and Mr. Curtis A. Sampson and Mr. Paul N. Hanson serve as Trustees of the Hector ESOP; except for shares allocated to their respective accounts, Messrs. W. Sampson, C. Sampson and P. Hanson disclaim beneficial ownership of the shares held by the two ESOPs.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company's officers, directors and beneficial holders of 10% or more of the Company's securities are required to file reports of their beneficial ownership with the Securities and Exchange Commission on Forms 3, 4 and 5. According to the Company's records, all reports required to be filed during this period pursuant to Section 16(a) were timely filed, except as follows: a Form 4 was not timely filed by Messrs. Anderson, Freeman, Green, Pint, R. Sampson and W. Sampson and Ms. Goldberg to report stock options granted in May 2004 pursuant to the Company's Stock Option Plan for Non-employee Directors; a Form 4 was not timely filed by Mr. Opsahl to report a stock option granted in July 2004; a Form 4 was not timely filed by Mr. Green to report a stock option exercise and subsequent sale of the common stock received therefrom in December 2004; and a Form 4 was not timely filed by Messrs. Berg, C. Sampson,

Easter, Hanson, Lapping, Lucker, McGraw, Nentwig, Opsahl and Skucius and Ms. Nesburg Bleick to report stock options granted in December 2004 pursuant to the Company's Employee Stock Option Plan. These officers and directors have subsequently reported all of the transactions described above on a Form 4 or 5 filed with the SEC.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary of Cash and Certain Other Compensation

The following tables show, for the fiscal years ending December 31, 2004, 2003 and 2002, the cash and other compensation paid to, or accrued for, Curtis A. Sampson, our Chief Executive Officer, and the four next most highly compensated executive officers of the Company, as of December 31, 2004, in all capacities served (the "Named Executive Officers"), as well as information relating to option grants, option exercises and fiscal year end option values applicable to such persons.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus(1)	Securities Underlying Options(1)	All Other Compensation(2)
Curtis A. Sampson,	2004	$203,846	$132,358	38,000	$ 6,150
Chief Executive Officer(3)	2003	195,194	17,549	18,000	4,500
	2002	182,000	38,400	18,000	4,492
Jeffrey K. Berg,	2004	$232,474	$118,035	36,000	$12,650
President and Chief Operating Officer(4)	2003	219,615	17,549	15,000	10,500
	2002	194,715	48,400	15,000	9,992
Daniel G. Easter,	2004	$187,288	$ 80,561	13,200	$ 6,150
President and General Manager	2003	177,322	100,037	9,000	4,500
Transition Networks, Inc.	2002	175,000	108,835	12,000	6,014
David T. McGraw	2004	$145,817	$128,478	11,100	$12,650
President and General Manager	2003	128,471	45,067	7,800	9,732
Suttle Apparatus(5)	2002	97,500	85,084	3,900	5,951
Thomas J. Lapping,	2004	$144,000	$ 62,063	10,000	$11,737
President and General Manager	2003	130,385	76,214	7,200	9,652
JDL Technologies, Inc.	2002	120,000	150,175	6,900	9,255

Note: Certain columns have not been included in this table because the information called for therein is not applicable to the Company or the individual named above for the periods indicated.

(1) Stock option awards indicated for each year have generally been determined in the first three months of the indicated year. See "Compensation Committee Report" below for further information regarding base salary, bonus and stock option compensation.

(2) All other compensation for Messrs. Sampson, Berg, Lapping, Easter, and McGraw consisted of Company contributions to the Company's 401(k) Plan and Employee Stock Ownership Plan.

(3) In fiscal 2004, Mr. Sampson devoted approximately 50% of his working time to the Company. In the balance of his working time, Mr. Sampson serves as Chairman and Executive Officer of Hector Communications Corporation, for which he is separately compensated.

(4) Mr. Berg was promoted to the position of President and Chief Operating Officer on March 11, 2002.

(5) Mr. McGraw was appointed President and General Manager of Suttle Apparatus in October 2002. Prior to October 2002, he served as Chief Operating Officer for JDL Technologies, Inc.

Option Grants in 2004

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2004	Exercise Price Per Share	Expiration Date	5%	10%
Curtis A. Sampson	28,500	9.9%	$ 9.515	03/15/09	$43,458	$125,823
	9,500	3.3%	$12.815	12/20/09	$19,510	$ 56,500
Jeffrey K. Berg	27,000	9.4%	$ 8.650	03/15/09	$64,525	$142,585
	9,000	3.1%	$11.650	12/20/09	$28,968	$ 64,011
Daniel G. Easter	9,900	3.4%	$ 8.650	03/15/00	$23,659	$ 52,281
	3,300	1.1%	$11.650	12/20/09	$ 9,656	$ 21,377
David T. McGraw	8,100	2.8%	$ 8.650	03/15/09	$19,358	$ 42,775
	3,000	1.0%	$11.650	12/20/09	$ 8,047	$ 17,881
Thomas J. Lapping	7,500	2.6%	$ 8.650	03/15/09	$17,924	$ 39,607
	2,500	0.9%	$11.650	12/20/09	$10,622	$ 23,741

Aggregated Option Exercises in 2004 and Year-End Option Values

			Number of Unexercised Options at 12/31/04		Value of Unexercised In-the-Money Options at FY-End(1)	
Name	Shares Acquired on Exercise	Value Realized (Market Price at exercise less exercise price)	Exercisable	Nonexercisable	Exercisable	Nonexercisable
Curtis A. Sampson	-0-	$ -0-	75,500	34,500	$179,778	$79,238
Jeffrey K. Berg	29,600	$111,303	31,400	32,000	$ 94,550	$59,602
Daniel G. Easter	79,675	$114,315	8,400	12,900	$ -0-	$40,350
David T. McGraw	6,500	$ 16,070	5,300	11,000	$ 22,706	$33,830
Thomas J. Lapping	-0-	$ -0-	30,520	9,900	$ 83,980	$31,188

(1) Based on the last sale price of $12.01 per share on December 31, 2004.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Our executive compensation programs are administered by the Compensation Committee of the Board of Directors. The Committee is currently composed of independent, non-employee directors, none of whom was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company. Mr. Sampson, the Company's Chairman and Chief Executive Officer, participated in the deliberations of the Compensation Committee that occurred during fiscal 2004 regarding executive compensation, but did not take part in deliberations regarding his own compensation. Mr. Sampson's participation in the deliberations of the Compensation Committee included providing information on the performance of people who work at the Company and advisory recommendations regarding the appropriate levels of compensation for the Company's officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee appointed by the Company's Board of Directors has primary responsibility in regard to determinations relating to executive compensation and administration of the Company's stock option plans, including authorizing awards under the Company's Stock Plan. The Committee operates under a written charter adopted by the full Board.

Compensation Policies

It is the objective of the Compensation Committee to pay compensation at levels that will attract, retain and motivate executives with superior leadership and management abilities and to structure the forms of compensation paid in order that their interests will be closely aligned with Company's in achieving superior financial performance. With these objectives in mind, it has been the Committee's practice to provide a mix of base salary, bonus and equity based compensation. The Compensation Committee believes that this combination of programs has provided an appropriate mix of fixed and variable pay and a balance of incentives for short-term operational performance and for long-term stock price performance.

In 2004, with the assistance of an independent compensation consultant, we implemented a performance unit incentive plan that is currently available to seventeen officers and key management selected by the Committee who have a significant impact on the long term financial results of the Company overall or its principal business units. Under this plan, after a two-year phase in period currently underway, eligible employees will receive awards every two years that cover a four-year performance period. The incentive targets for each participant for each performance period are established, in the Committee's discretion, based on return on assets measures of Company or business unit performance or a combination of both. At the end of each performance period participating employees receive cash payments based upon performance as measured against minimum, target and maximum goals established for the respective participants. Participating employees that resign before the termination of a performance period forfeit any entitlement to cash payments for such period. The first cash payments under this program will be made in 2006 for performance during the transitional period that began effective January 1, 2004 and that ends on December 31, 2005. None of the compensation data in the table above or this report reflects any amount the named executives may be entitled to receive under the performance unit incentive plan.

Compensation Elements

Base salaries of the Company's executive officers are generally established by reference to base salaries paid to executives in similar positions with similar responsibilities based upon publicly available compensation surveys and limited informal surveys by Compensation Committee members. Base salaries are reviewed annually and adjustments are usually made during the first quarter of a fiscal year based primarily on individual and Company performance during the immediately preceding fiscal year. Consideration is given by the Compensation Committee to both measurable financial factors, as well as subjective judgments regarding factors such as development and execution of strategic plans, changes in areas of responsibility and the development and management of employees. The Compensation Committee does not, however, assign specific weights to these various quantitative and qualitative factors in reaching its decisions. Adjustments in base compensation paid to the five executives named above in 2004 compared to 2003 averaged 7.34% and reflected consideration of fiscal 2003 results, in which the Company's net income increased approximately 10.8% compared to fiscal 2002, as well as individual performance.

Bonuses are intended to provide executives with an opportunity to receive additional cash compensation, but only if they earn it through Company and individual performance. For 2004, the Compensation Committee used a bonus compensation system based on financial targets established at the beginning of fiscal year 2004, as well as objective and subjective measures of individual performance. The total amount of bonuses paid to the executive officers of the Company named in the table above for 2004 was $591,495, compared to bonuses totaling $256,416 that were paid to such executive officers for fiscal 2003. In addition to assessments of individual performance, the increase in the aggregate amount of bonuses reflects the Company's performance in 2004 when it posted an 8% increase in revenues and a 73.8% increase in earnings compared to 2003.

The Committee regards cash compensation paid to the Company's executive officers as reasonable in relation to published information regarding compensation of executives with similar responsibilities and the Company's financial performance. It should also be noted that none of the named executive officers has an employment contract with the Company, or rights to any guaranteed severance payments in the event of termination.

Stock options have been awarded to the Company's executives under the Company's 1992 Stock Plan as a vehicle motivating executives to remain focused on factors that will enhance the market value of the Company's common stock. If there is no price appreciation in the common stock, the option holders receive no benefit because options are granted with an option exercise price at least equal to the fair market value of the common stock on the date of grant. During the first quarter of fiscal 2004, the Committee granted stock options to purchase 81,000 shares of common stock to the five named executive officers. In addition, in December 2004, as a transitional measure further discussed below, the Committee granted stock options to purchase 27,300 shares of common stock to the five named executive officers. Collectively, these grants represented approximately 37.5% of all options granted to all officers and key employees in 2004.

In conjunction with implementation of the performance unit incentive plan discussed above, the Committee has been evaluating whether stock options represent the best vehicle to align the interests of management with the interests of stockholders and to motivate long term performance by executives. In December 2004, the Committee concluded there were likely better approaches to providing long term incentives for superior executive performance than incentive stock options, but determined to make the December option grants referred to above as a transitional measure as the Committee completes its evaluation and determines the Company's future approach to providing its executives with long term incentive compensation. In this regard, the Committee is currently considering making restricted stock grants (rather than stock option awards) on an annual basis beginning in 2005, relying on the performance unit incentive plan as the Company's only long term incentive plan or developing another approach to long term incentive compensation that incorporates both cash and equity components. The Committee expects to complete this evaluation and implement any further changes in its long-term incentive compensation policy over approximately the next twelve months.

Chief Executive Officer Compensation

Mr. Curtis A. Sampson, the Company's Chief Executive Officer, participates in the same executive compensation plans provided to other senior executives and is evaluated by the same factors applicable to the other executives as described above. Mr. Sampson's base compensation was increased 4.4% at the beginning of 2004 to $203,846 and he received a bonus of $132,358, compared to a bonus of $17,549 for 2002, under the same bonus program applicable to other executive officers. These determinations reflected a judgment about his individual performance as well as the financial performance of the Company in 2003 and 2004 discussed above. Mr. Sampson devotes approximately 50% of his working time to the Company and 50% to Hector Communications Corporation, where he also serves as Chief Executive Officer. In 2004 Mr. Sampson was awarded options to acquire 38,000 shares of common stock. Because of his significant holdings of Company common stock, under applicable IRS rules, Mr. Sampson's options are priced at 110% of the market price on the date of grant. The Compensation Committee believes, based upon their general knowledge of compensation paid to other chief executives and a review of published regional salary data (but without conducting a formal survey), that Mr. Sampson's total compensation as an executive officer of the Company is reasonable in relation to the scope of his responsibilities and financial performance of the Company during the past several years.

Conclusion

The Committee believes the caliber and motivation of all our employees, and especially our executives and key employees, are essential to the Company's success. We will continue to evaluate and administer our compensation policies and programs in a manner that we believe will serve the interests of the shareholders.

Submitted by the Compensation Committee of the Board of Directors:

Luella Gross Goldberg   Frederick M. Green   Gerald D. Pint

COMPARATIVE STOCK PERFORMANCE

The following graph presents, at the end of each of the Company's last five fiscal years, the cumulative total return on the common stock of the Company as compared to the cumulative total return reported for the AMEX Total Return Index (U.S. and Foreign), the AMEX Technology (IT) Index, the AMEX Consumer Manufacturing Index and the AMEX Industrial Manufacturing Index. Company information and each index assumes the investment of $100 on the last business day before January 1, 2000 and the reinvestment of all dividends.


$300
250
200
150
100
50
0
Communications Systems, Inc.
AMEX Total Return (U.S. and Foreign)
AMEX Technology (IT)
AMEX Consumer Manufacturing
AMEX Industrial Manufacturing
1999
2000
2001
2002
2003
2004

Comparison of Five-Year Cumulative Total Return

Company or Index	Total Return at December 31 1999	2000	2001	2002	2003	2004
Communications Systems, Inc.	$100.000	69.692	61.054	64.877	66.608	101.969
AMEX Total Return (U.S. and Foreign)	$100.000	92.760	86.341	70.573	95.522	110.380
AMEX Technology (IT)	$100.000	77.068	79.812	48.218	74.319	85.410
AMEX Consumer Manufacturing	$100.000	90.000	119.729	127.577	169.424	256.497
AMEX Industrial Manufacturing	$100.000	123.328	98.528	74.284	131.220	139.658

THE COMPANY'S AUDITORS

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") have been the auditors for the Company since 1982 and have been selected by the Board of Directors, upon recommendation of the Audit Committee, to serve as such for the current fiscal year. A representative of the Deloitte Entities is expected to be present at the Annual Meeting of Shareholders and will have an opportunity to make a statement and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

The following is a summary of the fees billed to the Company by the Deloitte Entities for professional services rendered for the fiscal years ended December 31, 2004 and December 31, 2003 The Audit Committee considered and discussed with the Deloitte Entities the provision of non-audit services to the Company and the compatibility of providing such services with maintaining its independence as the Company's auditor.

Fee Category	2004	2003
Audit Fees	$320,773	$240,369
Audit-Related Fees	30,221	14,715
Tax Fees	103,669	102,080
All Other Fees	0	0
Total Fees	**$454,563**	**$357,164**

Audit Fees. This category consists of fees billed for professional services rendered for the audit of our annual financial statements and review of financial statements included in our quarterly reports.

Audit-Related Fees. This category consists of fees billed for assurance and related services, such as our employee benefit plan audits, that are reasonably related to the performance of the audit or review of our financial statements and are not otherwise reported under "Audit Fees."

Tax Fees. This category consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance and acquisitions.

Audit Committee Pre-approval Policies and Procedures

In addition to approving the engagement of the independent auditor to audit the Company's consolidated financial statements, it is the policy of the Committee to approve all use of the Company's independent auditor for non-audit services prior to any such engagement. To minimize relationships that could appear to impair the objectivity of the independent auditor, it is the policy of the Committee to restrict the non-audit services that may be provided to the Company by the Company's independent auditor primarily to tax services and merger and acquisition due diligence and integration services and any other services that can clearly be designated as "non-audit" services, as defined by regulation.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for independent, objective oversight of the Company's financial accounting and reporting, by overseeing the system of internal controls established by management and monitoring the participation of management and the independent auditors in the financial reporting process. The Audit Committee is comprised of independent directors, and acts under a written charter. Each of the members of the current Audit Committee is independent as defined under applicable SEC rules and AMEX listing standards.

The Audit Committee held five meetings during fiscal year 2004. The meetings were designed to facilitate and encourage private communication between the Audit Committee and the Company's independent accountants, the Deloitte Entities.

During the meetings, the Audit Committee reviewed and discussed the Company's financial statements with management and the Deloitte Entities. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The discussions with the Deloitte Entities also included the matters required by Statement on Auditing Standards ("SAS") No. 61 (Communication with Audit Committees), as amended by SAS 89 and 90 (Audit Committee Communications).

The Deloitte Entities provided to the Audit Committee the written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and this information was discussed with The Deloitte Entities.

Based on the discussions with management and the Deloitte Entities, the Audit Committee's review of the representations of management and the report of the Deloitte Entities, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Company's Board of Directors

Paul J. Anderson Edwin C. Freeman Luella Gross Goldberg

THE PRECEDING REPORT SHALL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") OR THE SECURITIES EXCHANGE ACT OF 1934 (THE "1934 ACT"), EXCEPT TO THE EXTENT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER THE 1933 ACT OR THE 1934 ACT.

CERTAIN TRANSACTIONS

Transactions and Shared Management with Hector Communications Corporation

The Company makes available to Hector Communications Corporation ("HCC"), which prior to 1990 was a subsidiary of the Company, certain staff services and administrative systems, with the related costs and expenses being paid by HCC. In 2004 and 2003, HCC paid the Company $293,000 and $208,000, respectively, for such services, amounts that management believes are no less than the cost the Company incurred in connection with providing such services.

In fiscal 2004, two of the Company's executive officers, Curtis A. Sampson and Paul N. Hanson, each devoted 50% of their time to the Company. Messrs. Sampson and Hanson devoted substantially all of the remainder of their working time to HCC, for which Mr. Sampson serves as Chairman and Chief Executive Officer and Mr. Hanson serves as Vice President, Secretary, Treasurer and a director. These officers are separately compensated by HCC for their services to HCC.

OTHER INFORMATION

Contacting the Board of Directors

Any shareholder who desires to contact our Board of Directors may do so by writing to the Board of Directors, generally, or to an individual Director at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342. Communications received electronically or in writing are distributed to the full Board of Directors, a committee or an individual Director, as appropriate, depending on the facts and circumstances outlined in the communication received. For example, a complaint regarding accounting, internal accounting controls or auditing matters will be forwarded to the Chair of the Audit Committee for review. Complaints and other communications may be submitted on a confidential or anonymous basis.

Shareholder Proposals for 2006 Annual Meeting

The proxy rules of the Securities and Exchange Commission permit shareholders of a company, after timely notice to the Company, to present proposals for shareholder action in the Company's proxy statement where such proposals are consistent with applicable law, pertain to matters appropriate for shareholder action and are not properly omitted by Company action in accordance with the Commission's proxy rules. The next annual meeting of the shareholders of Communications Systems, Inc. is expected to be held on or about May 24, 2006 and proxy materials in connection with that meeting are expected to be mailed on or about April 11, 2006. Shareholder proposals prepared in accordance with the Commission's proxy rules to be included in the Company's Proxy Statement must be received at the Company's corporate office, 213 South Main Street, Hector, Minnesota 55342, Attention: President, by December 12, 2005, in order to be considered for inclusion in the Board of Directors' Proxy Statement and proxy card for the 2006 Annual Meeting of Shareholders. Any such proposals must be in writing and signed by the shareholder.

The Bylaws of the Company establish an advance notice procedure with regard to (i) certain business to be brought before an annual meeting of shareholders of the Company and (ii) the nomination by shareholders of candidates for election as directors.

Properly Brought Business. The Bylaws provide that at the annual meeting only such business may be conducted as is of a nature that is appropriate for consideration at an annual meeting and has been either specified in the notice of the meeting, otherwise properly brought before the meeting by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before the meeting. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 45 days nor more than 75 days prior to a meeting date corresponding to the previous year's annual meeting. Notice relating to the conduct of such business at an annual meeting must contain certain information as described in Section 2.9 of the Company's Bylaws, which are available for inspection by shareholders at the Company's principal executive offices pursuant to Section 302A.461, subd. 4 of the Minnesota Statutes. Nothing in the Bylaws precludes discussion by any shareholder of any business properly brought before the annual meeting in accordance with the Company's Bylaws.

Shareholder Nominations. The Bylaws provide that a notice of proposed shareholder nominations for the election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 45 days nor more than 75 days prior to a meeting date corresponding to the previous year's annual meeting. The notice to the Company from a shareholder who intends to nominate a person at the meeting for election as a director must contain certain information as described in Section 3.7 of the Company's Bylaws, which are available for inspection by shareholders as described above. If the presiding officer of a meeting of shareholders determines that a person was not nominated in accordance with the foregoing procedure, such person will not be eligible for election as a director.

Other Matters; Annual Report

Management knows of no other matters that will be presented at the meeting. If any other matters arise at the meeting, it is intended that the shares represented by the proxies in the accompanying form will be voted in accordance with the judgment of the persons named in the proxy.

The Company is transmitting with this Proxy Statement its Annual Report for the year ended December 31, 2004. ***Shareholders may receive, without charge, a copy of the Company's 2004 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342.***

By Order of the Board of Directors,

Paul N. Hanson
Secretary

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CORPORATE INFORMATION

Corporate Headquarters
Communications Systems, Inc.
213 South Main Street
Hector, Minnesota 55342
320-848-6231

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota

Independent Auditor
Deloitte & Touche LLP
Minneapolis, Minnesota

Corporate Counsel
Lindquist & Vennum, PLLP
Minneapolis, Minnesota

Annual Meeting

The annual meeting of shareholders will be held on Tuesday, May 24, 2005 at 3:00 p.m. at the offices of Communications Systems, Inc., 6475 City West Parkway, Eden Prairie, MN.

The Company maintains a website at www.commsystems.com. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our periodic reports on Form 8-K (and any amendments to these reports) are available free of charge by linking from our website to the Securities & Exchange Commission website.

CSI Communications Systems, Inc.

13 South Main Street
ector, Minnesota 55342-0777
www.commsystems.com